UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                                    FTD, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    639050103
                                 (CUSIP Number)

                         Perry Acquisition Partners, LP
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 24, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Perry Acquisition Partners, LP
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [__]
                                                                     (b) [__]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

                                                                        [__]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                NONE
                                ------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 NONE
     OWNED BY                   ------------------------------------------------
       EACH             9       SOLE DISPOSITIVE POWER
   REPORTING
      PERSON                    NONE
       WITH                     ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      NONE
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [__]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. Perry
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [__]
                                                                     (b) [__]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable.
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)

                                                                        [__]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                NONE
                                ------------------------------------------------
     NUMBER OF          8       SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 NONE
     OWNED BY                   ------------------------------------------------
       EACH             9       SOLE DISPOSITIVE POWER
   REPORTING
      PERSON                    NONE
       WITH                     ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                NONE
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      NONE
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [__]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER:

            This statement on Schedule 13D relates to shares of Class A Common Stock, $0.01 par value per share (the "Common Stock"), of FTD, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3113 Woodcreek Drive, Downers Grove, IL 60515.

ITEM 2.     IDENTITY AND BACKGROUND:

            This statement on Schedule 13D is filed on behalf of Perry Acquisition Partners, L.P. (the "Partnership"), a limited partnership organized under the laws of Delaware, and Richard C. Perry, an American citizen ("Richard Perry," and together with the Partnership, the "Reporting Persons"). Richard Perry is the managing member of Perry Investors, LLC ("Perry Investors"), the general partner of the Partnership. The principal business of the Partnership is that of an investment limited partnership and the principal business of Perry Investors is that of general partner of the Partnership. The address of each of the Partnership, Perry Investors and Richard Perry is 599 Lexington Avenue, New York, NY 10022. The written agreement between the Partnership and Richard Perry to jointly file this statement on Schedule 13D is attached hereto as Exhibit A.

            During the last five years, neither of the Reporting Persons nor Perry Investors, nor, to the knowledge of the Reporting Persons, any of their or Perry Investors' executive officers, directors, partners or members, as applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

            Not applicable. This statement on Schedule 13D is being filed solely to report that the Reporting Persons have disposed of all shares of the Issuer's Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION:

            On February 24, 2004, pursuant to an Agreement and Plan of Merger, dated October 5, 2003, by and among the Issuer, Nectar Merger Corporation, a Delaware corporation and Mercury Man Holdings Corporation, a Delaware corporation (the "Merger Agreement"), Nectar Merger Corporation merged into the Issuer with the Issuer being the surviving entity (the "Merger"), the Reporting Persons received $24.85 in cash in exchange for each of the 7,877,928 shares of Common Stock of the Issuer held by the Reporting Persons.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER:

            (a)-(b) In connection with the Merger the Reporting Persons disposed of all shares of Common Stock of the Issuer held by the Partnership. Prior to the consummation of the Merger, the Partnership was, under Rule 13d-3 of the Securities

Exchange Act, the beneficial owner of 7,344,107 shares of Common Stock of the Issuer. Richard Perry, as the Managing Member of Perry Investors, LLC, the general partner of the Partnership, may have been deemed to own beneficially, within the meaning of Rule 13d-3, those shares of Common Stock of the Issuer held beneficially by the Partnership. In addition, Richard Perry was the beneficial and direct owner of 69,966 shares of Common Stock of the Issuer, and may have been deemed to be the beneficial owner of (1) 413,855 shares of Common Stock of the Issuer owned beneficially by Perry Corp., a New York corporation and registered investment adviser under the Investment Advisers Act of 1994 of which Richard Perry is the sole shareholder and (2) 50,000 shares of Common Stock of the Issuer owned beneficially by Perry Special Situations Holdings, LLC, a Delaware limited liability company for which Richard Perry serves as the Managing Member. Richard Perry disclaims any beneficial ownership interest of the shares of Common Stock that were owned beneficially by the Partnership, except for that portion of such shares that relates to his economic interest in the Partnership and Perry Special Situations Holdings, LLC.

            (c) Except for the disposition in connection with the Merger by each Reporting Person of all shares of Common Stock of the Issuer held by such Reporting Person, there have been no reportable transactions engaged in by the Reporting Persons with respect to the Common Stock of the Issuer within the 60 day period immediately preceding the date of this filing.

            (d) Not applicable.

            (e) February 24, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

            The Reporting Persons are party to the following contracts, agreements and understandings with respect to securities of the Issuer:

1. Agreement and Plan of Merger, dated as of October 5, 2003. See Item 4.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

      Exhibit A -- Agreement, dated as of February 27, 2004, between Perry
                   Acquisition Partners, LP and Richard C. Perry to jointly file this statement on Schedule 13D.

      Exhibit B -- Agreement and Plan of Merger, dated as of October 5, 2003.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         PERRY ACQUISITION PARTNERS, LP


Dated: February 27, 2004
       New York, New York                By: /S/ Richard C. Perry
                                             -----------------------------------
                                             Name: Richard C. Perry
                                             Title: Managing Member of Perry
                                             Investors, LLC, the General Partner
                                             of Perry Acquisition Partners, LP


Dated: February 27, 2004
       New York, New York                    /S/ Richard C. Perry
                                         ---------------------------------------
                                                   Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of FTD, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                         PERRY ACQUISITION PARTNERS, LP

Dated: February 27, 2004
       New York, New York                By: /S/ Richard C. Perry
                                             -----------------------------------
                                             Name: Richard C. Perry
                                             Title: Managing Member of Perry
                                             Investors, LLC, the General Partner
                                             of Perry Acquisition Partners, LP

Dated: February 27, 2004
       New York, New York                    /S/ Richard C. Perry
                                         ---------------------------------------
                                                    Richard C. Perry

                                                                       EXHIBIT B

                  ---------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                      among

                        MERCURY MAN HOLDINGS CORPORATION,

                            NECTAR MERGER CORPORATION

                                       and

                                    FTD, INC.

                           Dated as of October 5, 2003

                  ---------------------------------------------

                                TABLE OF CONTENTS

                                                                                                   Page
                                                                                                   ----
ARTICLE I      THE MERGER...........................................................................2

         1.1   The Merger...........................................................................2

         1.2   The Closing..........................................................................2

         1.3   Effective Time.......................................................................2

         1.4   Effects of the Merger................................................................2

ARTICLE II     CERTIFICATE OF INCORPORATION AND BYLAWS OF THE SURVIVING CORPORATION.................2

         2.1   Certificate of Incorporation.........................................................2

         2.2   Bylaws...............................................................................3

ARTICLE III    DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION..................................3

         3.1   Directors............................................................................3

         3.2   Officers.............................................................................3

ARTICLE IV     EFFECT OF THE MERGER ON SECURITIES OF MERGER SUB AND THE COMPANY.....................3

         4.1   Effect of the Merger on Merger Sub Stock.............................................3

         4.2   Effect of the Merger on Company Securities...........................................3

         4.3   Exchange of Certificates Representing Shares of Common Stock.........................5

ARTICLE V      REPRESENTATIONS AND WARRANTIES OF THE COMPANY........................................7

         5.1   Existence; Good Standing; Corporate Authority........................................7

         5.2   Authorization, Validity and Effect of Agreements.....................................8

         5.3   Compliance with Laws.................................................................9

         5.4   Capitalization.......................................................................9

         5.5   Subsidiaries........................................................................10

         5.6   No Violation........................................................................10

         5.7   Company Reports.....................................................................11

         5.8   Absence of Certain Changes..........................................................12

         5.9   Taxes...............................................................................13

         5.10  Employee Benefits...................................................................14

         5.11  Brokers.............................................................................16

         5.12  Licenses and Permits................................................................17

         5.13  Environmental Compliance and Disclosure.............................................17

         5.14  Title to Assets.....................................................................17

         5.15  Labor and Employment Matters........................................................18

         5.16  Intellectual Property...............................................................19

         5.17  Material Contracts..................................................................21

         5.18  No Undisclosed Liabilities..........................................................23

         5.19  Litigation..........................................................................23

         5.20  Insurance...........................................................................23

         5.21  Real Estate.........................................................................24

         5.22  Affiliate Transactions..............................................................25

         5.23  Fairness Opinion....................................................................25

ARTICLE VI     REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB..........................25

         6.1   Existence; Good Standing; Corporate Authority.......................................25

         6.2   Authorization, Validity and Effect of Agreements....................................26

         6.3   No Violation........................................................................26

         6.4   Financing...........................................................................26

         6.5   Purchaser-Owned Shares of Common Stock..............................................27

         6.6   Interim Operations of Merger Sub....................................................27

         6.7   Brokers.............................................................................27

ARTICLE VII    COVENANTS...........................................................................27

         7.1   Interim Operations..................................................................27

         7.2   Stockholder Meeting; Proxy Statement; Schedule 13E-3................................31

         7.3   Efforts and Assistance; HSR Act.....................................................32

         7.4   Publicity...........................................................................34

         7.5   Further Action......................................................................34

         7.6   Insurance; Indemnity................................................................34

         7.7   Restructuring of Merger.............................................................36

         7.8   Employee Benefit Plans..............................................................36

         7.9   Access to Information...............................................................36

         7.10  Acquisition Proposals; Board Recommendation.........................................37

         7.11  Transfer Taxes......................................................................40

         7.12  Financing Obligation................................................................40

ARTICLE VIII   CONDITIONS..........................................................................40

         8.1   Conditions to Each Party's Obligation to Effect the Merger..........................40

         8.2   Conditions to Obligations of the Company............................................40

         8.3   Conditions to Obligations of Purchaser and Merger Sub...............................41

ARTICLE IX     TERMINATION; AMENDMENT; WAIVER......................................................44

         9.1   Termination.........................................................................44

         9.2   Effect of Termination...............................................................45

ARTICLE X      GENERAL PROVISIONS..................................................................47

         10.1  Nonsurvival of Representations and Warranties.......................................47

         10.2  Notices.............................................................................47

         10.3  Amendment...........................................................................47

         10.4  Extension; Waiver...................................................................47

         10.5  Assignment; Binding Effect..........................................................48

         10.6  Entire Agreement....................................................................48

         10.7  Fees and Expenses...................................................................48

         10.8  Governing Law.......................................................................48

         10.9  Waiver of Jury Trial................................................................48

         10.10 Headings............................................................................48

         10.11 Interpretation......................................................................49

         10.12 Severability........................................................................49

         10.13 Enforcement of Agreement............................................................49

         10.14 Counterparts........................................................................49

         10.15 Obligation of Purchaser.............................................................49

                          AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER, dated as of October 5, 2003 (this "Agreement"), is made and entered into among Mercury Man Holdings Corporation, a Delaware corporation ("Purchaser"), Nectar Merger Corporation, a Delaware corporation and a wholly owned Subsidiary of Purchaser ("Merger Sub"), and FTD, Inc., a Delaware corporation (the "Company").

                                    RECITALS

      WHEREAS, the respective boards of directors of Purchaser, Merger Sub and the Company each have determined by unanimous vote of all of the directors voting on the matter that it would be advisable and is in the best interests of their respective companies and stockholders (other than Purchaser, holders who are parties to the Exchange Agreements (as hereinafter defined) and each of their respective affiliates) for Purchaser to acquire the Company by means of the Merger (as hereinafter defined) on the terms and subject to the conditions set forth herein; and

      WHEREAS, it is the intention of the parties that Merger Sub merge with and into the Company, with the Company being the surviving corporation and a wholly owned Subsidiary of Purchaser; and

      WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Purchaser and Merger Sub to enter into this Agreement, Purchaser and certain holders of the Common Stock (as hereinafter defined) are entering into voting agreements with Parent, pursuant to which, among other things, such stockholders have agreed to vote all of their shares of Class A Common Stock in the Company in favor of adopting this Agreement; and

      WHEREAS, following the execution and delivery of this Agreement and as a condition to the willingness of Purchaser and Merger Sub to enter into this Agreement, Purchaser and certain of the Company's employees will enter into exchange agreements (the "Exchange Agreements"), pursuant to which such employees will exchange a portion of their equity interests in the Company for equity interests in Purchaser immediately prior to the Effective Time; and

      WHEREAS, the board of directors of the Company (the "Board") has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and the holders of the outstanding shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), and Class B common stock, par value $0.0005 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), and has declared that the Merger is advisable, (ii) approved and declared advisable this Agreement and (iii) resolved to recommend (subject to the limitations contained herein) that the holders of Class A Common Stock adopt this Agreement; and

      WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection herewith;

      NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

      Section 1.1 The Merger. On and subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with this Agreement and the applicable provisions of the Delaware General Corporation Law ("DGCL"), and the separate corporate existence of Merger Sub shall thereupon cease (the "Merger"). The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation").

      Section 1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") shall take place at the offices of Jones Day, 77 West Wacker, Suite 3500, Chicago, Illinois 60601, at 10:00 a.m., local time, as soon as practicable following the satisfaction (or waiver if permissible) of the conditions set forth in Article VIII. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

      Section 1.3 Effective Time. If all the conditions to the Merger set forth in Article VIII shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article IX, the parties hereto shall cause a certificate of merger meeting the requirements of
Section 251 of the DGCL and any other appropriate documents to be properly executed and filed in accordance with Section 251 of the DGCL on the Closing Date (or on such other date as Purchaser and the Company may agree). The Merger shall become effective at the time of filing of the certificate of merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time that the parties hereto shall have agreed upon and designated in such filing as the effective time of the Merger (the "Effective Time").

      Section 1.4 Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property of the Company and Merger Sub shall vest in the Surviving Corporation, and all liabilities and obligations of the Company and Merger Sub shall become liabilities and obligations of the Surviving Corporation.

                                   ARTICLE II

                     CERTIFICATE OF INCORPORATION AND BYLAWS
                          OF THE SURVIVING CORPORATION

      Section 2.1 Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended so as to read in its entirety as set forth in Exhibit A hereto, and so amended shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with applicable Law and the terms thereof.

      Section 2.2 Bylaws. At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended so as to read in its entirety as set forth in Exhibit B hereto, and so amended shall be the bylaws of the Surviving Corporation, until duly amended in accordance with applicable Law, the terms thereof and the Surviving Corporation's certificate of incorporation.

                                  ARTICLE III

               DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

      Section 3.1 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable Law and the Surviving Corporation's certificate of incorporation and bylaws.

      Section 3.2 Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable Law and the Surviving Corporation's certificate of incorporation and bylaws.

                                   ARTICLE IV

                       EFFECT OF THE MERGER ON SECURITIES
                          OF MERGER SUB AND THE COMPANY

      Section 4.1 Effect of the Merger on Merger Sub Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of common stock of Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

      Section 4.2 Effect of the Merger on Company Securities.

      (a) As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of Common Stock, each share of Common Stock issued and outstanding immediately prior to the Effective Time that is owned by the Company or any Subsidiary of the Company or by Purchaser, Merger Sub or any other Subsidiary of Purchaser shall automatically be canceled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

      (b) As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of Common Stock, each share of Common Stock issued and outstanding immediately prior to the Effective Time other than any shares of

            Common Stock to be canceled pursuant to Section 4.2(a) and shares of Dissenting Common Stock (as hereinafter defined), shall be canceled, retired and shall cease to exist and shall be converted automatically into the right to receive an amount equal to $24.85 in cash, without interest (the "Merger Consideration"), payable to the holder thereof upon surrender of the certificate formerly representing such share of Common Stock in the manner provided in
            Section 4.3, and no other consideration shall be delivered or deliverable on or in exchange therefor.

      (c) Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL but only to the extent required thereby, shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders of such shares of Common Stock who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL (the "Dissenting Common Stock") will not be exchangeable for the right to receive the Merger Consideration, and holders of such shares of Dissenting Common Stock will be entitled to receive payment of the appraised value of such shares of Common Stock in accordance with the provisions of such Section 262 unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Common Stock will thereupon be treated as if they had been converted into and have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company will give Purchaser (i) notice of any demands received by the Company for appraisals of shares of Common Stock and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Purchaser, make any payment with respect to any demands for appraisal or settle any such demands.

      (d) At or immediately prior to the Effective Time, all options to purchase shares of Common Stock under any plan, program or arrangement of the Company (collectively, the "Stock Option Plans") (true and correct copies of which have been made available by the Company to Purchaser), whether or not then exercisable (individually, an "Option" and collectively, the "Options"), shall be cancelled and in consideration of such cancellation the holder of a cancelled Option shall be entitled to receive for each share of Common Stock subject to such Option an amount in cash equal to the difference between the Merger Consideration and the per share exercise price of such Option to the extent such difference is a positive number (such amount being hereinafter referred to as the "Option Consideration"). Each outstanding Option, whether or not then vested, that has an exercise price equal to or greater than the Merger Consideration shall be cancelled immediately prior to the Effective Time and in consideration of such cancellation the holder of such cancelled Option shall be entitled to receive $0.05 per share of Class A Common Stock issuable upon exercise of such Option.

      All amounts payable pursuant to this Section 4.2(d) shall be reduced by any required withholding of taxes and shall be paid without interest.

      (e) All vested or unvested restricted shares of Common Stock shall, by virtue of this Agreement and, without further action of the Company, Purchaser, Merger Sub or the holder of such restricted shares, vest and become free of all restrictions immediately prior to the Effective Time and shall be canceled, retired and shall cease to exist and shall be converted into the right to receive the Merger Consideration.

      (f) Except as otherwise may be agreed to by the parties, each of the Stock Option Plans shall terminate as of the Effective Time and any other plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock (or any interest convertible into or exchangeable for such capital stock) of the Company or any Subsidiary thereof shall be canceled as of the Effective Time.

      Section 4.3 Exchange of Certificates Representing Shares of Common Stock.

      (a) Prior to the Effective Time, Purchaser shall appoint a commercial bank or trust company having net capital of not less than $200 million, which shall be reasonably satisfactory to the Company, to act as paying agent hereunder (the "Paying Agent") for the purpose of exchanging certificates representing Company Stock (each, a "Certificate") for the Merger Consideration in accordance with this
            Article IV. Prior to the Effective Time, Purchaser shall cause the Surviving Corporation to provide the Paying Agent with cash in amounts necessary to pay for all the shares of Common Stock pursuant to Section 4.2(b) (other than shares of Dissenting Common Stock, if any) and to pay the aggregate Option Consideration pursuant to
            Section 4.2(d). Such amounts shall hereinafter be referred to as the "Exchange Fund."

      (b) Promptly after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record (other than the Company, any Subsidiary of the Company, Purchaser, Merger Sub or any other Subsidiary of Purchaser) of shares of Common Stock (i) a letter of transmittal that shall specify that delivery shall be effected, and risk of loss and title to such Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and which letter shall be in such form and have such other provisions as are reasonable and customary in transactions such as the Merger and
            (ii) instructions for effecting the surrender of such Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall promptly receive in exchange therefor the amount of cash into which shares of Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 4.2, and the shares represented by the Certificate so surrendered shall forthwith be canceled. No interest will be paid or will accrue on the cash payable upon surrender of any Certificate. In the event of a transfer of ownership of Common Stock that is not registered in the transfer records of the Company, payment may be made with respect to such Common Stock to such a transferee if the Certificate representing such shares of Common Stock is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

      (c) As of the Effective Time, all shares of Common Stock (other than shares of Common Stock to be canceled and retired in accordance with
            Section 4.2(a) and any shares of Dissenting Common Stock) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of any such shares shall cease to have any rights with respect thereto or arising therefrom (including, without limitation, the right to vote), except the right to receive the Merger Consideration, without interest, upon surrender of the Certificate representing such shares in accordance with Section 4.3(b), and until so surrendered, each the Certificate representing such shares shall represent for all purposes only the right to receive the Merger Consideration, without interest. The Merger Consideration paid upon the surrender for exchange of Certificates in accordance with the terms of this Section 4.3 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock theretofore represented by such Certificates.

      (d) At or after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Common Stock other than transfers that occurred prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article IV.

      (e) The Paying Agent shall invest the Exchange Fund, as directed by Purchaser, in (i) direct obligations of the United States of America, (ii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) commercial paper rated the highest quality by either Moody's Investors Services, Inc. or Standard & Poor's Rating Group, a division of The McGraw Hill Companies, Inc., or (iv) certificates of deposit, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $500 million. Any net earnings with respect to the Exchange Fund shall be the property of and paid over to Purchaser as and when requested by Purchaser; provided, however, that any such investment or any such payment of earnings may not delay the receipt by holders of Certificates of any Merger Consideration.

      (f) Any portion of the Exchange Fund (including the proceeds of any interest and other income received by the Paying Agent in respect of all such funds) that remains unclaimed by the former stockholders of the Company one year after the Effective Time shall be delivered to the Surviving Corporation. Any former stockholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of any Merger Consideration that may be payable in respect of each share of Common Stock such stockholder holds as determined pursuant to this Agreement, without any interest thereon.

      (g) None of Purchaser, the Company, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of shares of Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

      (h) If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

      (i) Except as otherwise provided herein, Purchaser shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of the Merger Consideration for Certificates.

      (j) The Surviving Corporation and, to the extent permitted by applicable Law the Merger Sub, shall be entitled to deduct and withhold, or cause to be deducted or withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock or Options such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of applicable state, local or foreign tax Law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holders in respect of which such deduction and withholding was made.

                                   ARTICLE V

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      Except as set forth in the disclosure letter, dated the date hereof, delivered by the Company to Purchaser prior to the execution of this Agreement (the "Company Disclosure Letter") with specific reference to the particular Section or subsection of this Agreement to which the limitation set forth in such Company Disclosure Letter relates (it being understood that any information set forth in a particular section of the Company Disclosure Letter shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is reasonably apparent from such particular section), the Company hereby represents and warrants to Purchaser and Merger Sub as follows:

      Section 5.1 Existence; Good Standing; Corporate Authority. Each of the Company and its Subsidiaries (a) is a corporation duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization and (b) is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of each other state of the United States or the laws of any foreign jurisdiction, if applicable, in which the character of the properties owned, licensed or leased by it or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or to be in good standing has not and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, liabilities, consolidated results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or prevent or delay the ability of the Company to consummate the transactions contemplated by this Agreement or any of the Ancillary Documents to which it is or will become a party (any such change, effect, event, occurrence, state of facts or development, a "Company Material Adverse Effect"). Each of the Company and its Subsidiaries has all requisite corporate power and authority to own, operate, license and lease its properties and carry on its business as now conducted and consummate the transactions contemplated by this Agreement and the Ancillary Documents, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Purchaser true and correct copies of the certificate of incorporation and bylaws or other governing instruments of the Company and each of its Subsidiaries as currently in effect.

      The corporate records and minute books of the Company and each of its Subsidiaries reflect all material actions taken and authorizations made at meetings of such companies' board of directors or any committees thereof and at any stockholders' meetings thereof.

      Section 5.2 Authorization, Validity and Effect of Agreements. (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents executed by it in connection herewith (the "Ancillary Documents") and subject to the adoption of this Agreement by the holders of a majority of the outstanding shares of the Class A Common Stock (the "Stockholder Approval"), to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by the Board, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the Ancillary Documents or to consummate the transactions contemplated hereby and thereby (other than the adoption of this Agreement by the holders of the Common Stock if required by applicable Law). This Agreement has been, and any Ancillary Document at the time of execution will have been, duly and validly executed and delivered by the Company, and (assuming this Agreement and such Ancillary Documents each constitute a valid and binding obligation of Purchaser and Merger Sub) constitutes and will constitute the valid and binding obligations of the Company, enforceable in accordance with their respective terms.

      (b) On or prior to the date hereof, the Board has (i) determined that as of the date hereof this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby are fair to and in the best interests of the Company and its stockholders, (ii) adopted resolutions approving this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby and (iii) adopted resolutions declaring this Agreement and the Merger advisable. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) (each, a "Takeover Statute") or any anti-takeover provision in the Company's certificate of incorporation or bylaws is, or at the Effective Time will be, applicable to the Company, the Class A Common Stock, the Class B Common Stock, the Merger or the other transactions contemplated by this Agreement. To the knowledge of the Company, no other anti-takeover laws or regulations apply or purport to apply to this Agreement, the Ancillary Documents or any of the transactions contemplated hereby or thereby. No provision of the certificate of incorporation or the bylaws of the Company or similar governing instruments of any of its Subsidiaries would, directly or indirectly, restrict or impair the ability of Purchaser to vote, or otherwise to exercise the rights of a stockholder with respect to, any shares of the Company and any of its Subsidiaries that may be acquired or controlled by Purchaser.

      (c) Prior to the date hereof, the Board or an appropriate committee of the Board administering the Stock Option Plans has adopted such resolutions or taken such other actions as are required to permit any Options that are not exercisable as of the date hereof to become exercisable at the Effective Time.

      (d) Prior to the date hereof, the Board has adopted such resolutions or taken such other actions as are required to cause all unvested restricted shares of Common Stock to become vested immediately prior to the Effective Time.

      Section 5.3 Compliance with Laws. (a) Neither the Company nor any of its Subsidiaries is in material violation of any foreign, federal, state or local law, statute, ordinance, rule, regulation, code, injunction, ordinance, convention, directive, order, judgment, ruling or decree or other legal requirement (including any arbitral award or decision) (the "Laws") of any foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority or any court, arbitration, board or tribunal ("Governmental Entity") applicable to the Company or any of its Subsidiaries or any of their respective properties or assets. The Company is not being investigated with respect to, or, to the knowledge of the Company, threatened to be charged with or given notice of any violation of, any applicable Law, except for such of the foregoing as would not reasonably be expected to have a material adverse effect on the value of Purchaser's investment in the Company or the Company's ability to operate its business (a "Material Adverse Restriction").

      (b) Neither the Company nor any of its Subsidiaries has intentionally and, to the Company's knowledge, none of the directors, officers, agents or employees of the Company or any of its Subsidiaries has,
            (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended. Neither the Company nor any of its Subsidiaries has participated in any boycotts.

      Section 5.4 Capitalization. (a) The authorized capital stock of the Company consists solely of 300,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). As of the close of business on October 2, 2003 (the "Measurement Date"), (i) 15,080,964 shares of Class A Common Stock were issued and outstanding (excluding shares held by the Company in its treasury), (ii) 1,311,252 shares of Class B Common Stock were issued and outstanding (excluding shares held by the Company in its treasury),
(iii) no shares of Preferred Stock were outstanding, (iv) Options to purchase an aggregate of 983,650 shares of Class A Common Stock were outstanding, (v) 435,836 shares of Class A Common Stock and 801,250 shares of Class B Common Stock were held by the Company in its treasury, and (vi) no shares of capital stock of the Company were held by the Company's Subsidiaries. The Company has no outstanding bonds, debentures, notes or other obligations entitling the holders thereof to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. Since June 30, 2003, the Company has not (A) issued any shares of Common Stock other than upon the exercise of Options, (B) granted any Options, or (C) split, combined, converted or reclassified any of its shares of capital stock. All issued and outstanding shares of Common Stock are, and all shares of Common Stock that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no other shares of capital stock or voting securities of the Company, and no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments that obligate the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock of, or equity interests in or any security convertible into or exercisable or exchangeable for any capital stock or equity interest in, the Company or any of its Subsidiaries.

      (b) There are no (i) outstanding agreements or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire (or cause to be repurchased, redeemed or otherwise acquired) any shares of capital stock of the Company and there are no performance awards outstanding under the Stock Option Plans or any other outstanding stock-related awards or (ii) voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries or, to the knowledge of the Company, any of the Company's directors or executive officers is a party with respect to the voting of capital stock of the Company or any of its Subsidiaries. Section 5.4(b) of the Company Disclosure Letter sets forth a complete and accurate list of all outstanding Options to purchase shares of Common Stock granted pursuant to any Stock Option Plan as of the date hereof, which list sets forth the name of the holders thereof and, to the extent applicable, the exercise price or purchase price thereof, the number of shares of Class A Common Stock or Class B Common Stock subject thereto, the governing Stock Option Plan with respect thereto and the expiration date thereof.

      Section 5.5 Subsidiaries.

      (a) Section 5.5(a) of the Company Disclosure Letter lists each Subsidiary of the Company together with the jurisdiction of incorporation of each such Subsidiary. Except for the shares of capital stock in each Subsidiary of the Company, and as set forth in
            Section 5.5(a) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any other Person.

      (b) The Company owns, directly or indirectly through a Subsidiary, all the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect directors or others performing similar functions with respect to such Subsidiary) of each of the Company's Subsidiaries.

      (c) Each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect directors or others performing similar functions with respect to such Subsidiary) of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and free of preemptive or similar rights, and is owned, directly or indirectly, by the Company or one of its Subsidiaries free and clear of all liens, pledges, security interests, claims or other encumbrances ("Encumbrances") and all other limitations or restrictions, including on the right to vote, sell or otherwise dispose of the stock or other ownership interest.

      Section 5.6 No Violation. Neither the execution and delivery by the Company of this Agreement or any of the Ancillary Documents nor the consummation by the Company of the transactions contemplated hereby or thereby does or will:
(a) violate, conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of the Company or any of its Subsidiaries; (b) violate, conflict with, result in a breach of any provision of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the termination, cancellation or amendment or in a right of termination, cancellation or amendment of, accelerate the performance required by or benefit obtainable under, result in the triggering of any payment, penalty or other obligations pursuant to any Contract (as hereinafter defined); (c) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) upon any of the properties of the Company or its Subsidiaries, except for any such matters referenced in clauses (b) and (c) with respect to which requisite waivers or consents have been, or prior to the Effective Time will be, obtained or with respect to any matters that would not reasonably be expected to have a Company Material Adverse Effect; (d) result in there being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of any Material Contract; (e) require any consent, approval, action, order, notification or authorization of, license, permit or waiver by or declaration, filing or registration (collectively, "Consents") with any Governmental Entity, including any such Consent under the Laws of any foreign jurisdiction, other than (i) the filings required under the Securities Exchange Act of 1934 (the "Exchange Act") or the Securities Act of 1933 (the "Securities Act"), (ii) the filing required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and any other applicable Law governing antitrust or competition matters, and any Consents required or permitted to be obtained pursuant to the Laws of any foreign jurisdiction relating to antitrust matters or competition ("Foreign Antitrust Laws") (collectively, "Other Antitrust Filings and Consents," and, together with the other filings described in clauses (i) and
(ii) above,

"Regulatory Filings"), and (iii) those Consents the failure of which to obtain or make would not reasonably be expected to result in a Material Adverse Restriction; or (f) violate any Laws applicable to the Company or any of its Subsidiaries or any of their respective assets or properties, except for violations that would not reasonably be expected to have a Material Adverse Restriction or adversely affect the ability of the Company to consummate the transactions contemplated hereby. Neither the execution and delivery by the Company of this Agreement or any of the Ancillary Documents nor the consummation by the Company of the transactions contemplated hereby or thereby will require any Consent of any Third Parties or other Person except (i) under those Contracts set forth in Section 5.6 of the Company Disclosure Letter, (ii) for the Stockholder Approval, and (iii) under those Contracts that are not Material Contracts, the failure of which would not be reasonably expected to result in a Material Adverse Restriction.

      Section 5.7 Company Reports. The Company has filed or furnished all reports, schedules, forms, statements, prospectuses and other documents required to be filed with, or furnished to, the Securities and Exchange Commission (the "SEC") by the Company since June 30, 2002, and has previously made available to Purchaser and Merger Sub true and complete copies of (i) the Annual Reports on Form 10-K for the fiscal years ended June 30, 2002 and 2003 filed by the Company with the SEC, (ii) information or proxy statements relating to all of the Company's meetings of stockholders held or scheduled to be held since June 30, 2002, and (iii) each other registration statement, proxy or information statement, Quarterly Report on Form 10-Q or Current Report on Form 8-K filed since June 30, 2002 by the Company with the SEC (all such documents, as amended or supplemented, are referred to collectively as, the "Company Reports"). No Subsidiary currently is, and no Subsidiary since June 28, 2002 has been, required to file or otherwise furnish any reports, schedules, forms, statements, prospectus or other documents with or to the SEC. Since June 30, 2002, the Company has complied in all material respects with its SEC filing obligations under the Exchange Act and the Securities Act. Since June 30, 2002, except as disclosed in a subsequent Company Report, there has not occurred an event or circumstance that, but for the passage of time, would be required to be disclosed in a Company Report. Each of the audited financial statements and related schedules and notes thereto and unaudited interim financial statements of the Company contained in the Company Reports (or incorporated therein by reference) were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis ("GAAP") (except in the case of interim unaudited financial statements) except as noted therein, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended, subject (in the case of interim unaudited financial statements) to normal year-end audit adjustments and, such financial statements complied as to form as of their respective dates in all material respects with applicable rules and regulations of the SEC. As of their respective dates, each Company Report was prepared in accordance with and complied with the requirements of the Securities Act or the Exchange Act, as applicable, and the Company Reports (including all financial statements included therein and all exhibits and schedules thereto and all documents incorporated by reference therein) did not, as of the date of effectiveness in the case of a registration statement, the date of mailing in the case of a proxy or information statement and the date of filing in the case of other Company Reports, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      Section 5.8 Absence of Certain Changes. From June 30, 2003 through the date hereof, the Company and its Subsidiaries have conducted their business in the ordinary course of such business consistent with past practices, except as contemplated by this Agreement in connection with the Merger and the transactions contemplated thereby. From June 30, 2003 through the date hereof, neither the Company nor any of its Subsidiaries has engaged in any transaction or series of transactions material to the Company and its Subsidiaries in the aggregate, other than in the ordinary course of business consistent with past practice, and there have not been (a) any events, changes, effects, developments or states of fact that would reasonably be expected to have or constitute a Company Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company; (c) any issuance by the Company, or agreement or commitment of the Company to issue, any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock; (d) any repurchase, redemption or any other acquisition by the Company or its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or its Subsidiaries; (e) any material change in accounting principles, practices or methods; (f) any entry into any employment agreement with, or any material increase in the rate or terms (including, without limitation, any acceleration of the right to receive payment) of compensation payable or to become payable by the Company or any of its Subsidiaries to, their respective directors or officers, except for increases occurring in the ordinary course of business in accordance with their customary practices and employment agreements entered into in the ordinary course of business; (g) any material increase in the rate or terms (including, without limitation, any acceleration of the right to receive payment) of any bonus, insurance, pension or other employee benefit plan or arrangement covering any such directors, officers or employees, except increases occurring in the ordinary course of business in accordance with the Company's customary practices; (h) any revaluation by the Company or any of its Subsidiaries of any material amount of their assets, taken as a whole, including, without limitation, write-downs of inventory or write-offs of accounts receivable other than in the ordinary course of business consistent with past practices; and (i) any action of the type described in Section 7.1(a) or Section 7.1(b) that had such action been taken after the date of this Agreement would be in violation of such Section.

      Section 5.9 Taxes. Except as set forth in Section 5.9 of the Company Disclosure Letter, (a) all U.S. Federal income and all other material Tax returns, statements, reports and forms (collectively, the "Company Returns") required to be filed with any taxing authority by the Company and each of its Subsidiaries have been timely filed in accordance in all material respects with all applicable Laws; (b) the Company and each of its Subsidiaries have timely paid all material Taxes due and payable and the Company Returns are true, correct and complete in all material respects; (c) the Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Third Party (as hereinafter defined); (d) there is no action, suit, proceeding, audit or claim pending against the Company or any of its Subsidiaries in respect of any Taxes, nor has any such action, suit, proceeding, audit or claim been threatened in writing; (e) neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing or allocation agreement or similar contract or assignment or any agreement that obligates either of them to make any payment computed by references to the Taxes, taxable income or taxable losses of any other Person; (f) there are no liens with respect to Taxes (other than Taxes not yet due and payable) on any of the assets or properties of the Company or any of its Subsidiaries; (g) neither the Company nor any of its Subsidiaries (1) is, or has been, a member of an affiliated, consolidated, combined or unitary group, other than one of which the Company was the common parent and (2) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or as a transferee or successor, by contract or otherwise; (h) neither the Company nor any of its Subsidiaries has agreed to make or is required to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; (i) no waivers of statutes of limitation with respect to any Company Returns have been given by the Company or any of its Subsidiaries; (j) all deficiencies asserted or assessments made as a result of any examinations of the Company or any of its Subsidiaries have been fully paid, or are fully reflected as a liability in the Company's 2003 Balance Sheet (as hereinafter defined), or are being contested and an adequate reserve therefor has been established and is fully reflected in the 2003 Balance Sheet; (k) none of the Company or any of its Subsidiaries has received written notice from any Governmental Entity in a jurisdiction in which such entity does not file a Tax return stating that such entity is or may be subject to taxation by that jurisdiction; (l) none of the assets of the Company or any of its Subsidiaries is property required to be treated as being owned by any other Person pursuant to the "safe harbor lease" provisions of former
Section 168(f)(8) of the Code; and (m) neither the Company nor any predecessors of the Company by merger or consolidation has within the past three years been a party to a transaction intended to qualify under Section 355 of the Code or under so much of Section 356 of the Code as relates to Section 355 of the Code. The term "Tax" or "Taxes" means all United States federal, state, local or foreign income, profits, estimated gross receipts, windfall profits, environmental (including taxes under Section 59A of the Code), severance, property, intangible property, occupation, production, sales, use, license, excise, emergency excise, franchise, escheat, capital gains, capital stock, employment, withholding, social security (or similar), disability, transfer, registration, stamp, payroll, goods and services, value added, alternative or add-on minimum tax, estimated, or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest, penalties, fines, related liabilities or additions to taxes that may become payable in respect therefor imposed by any Governmental Entity, whether disputed or not.

      Section 5.10 Employee Benefits.

      (a) Except as set forth in Section 5.10(a) of the Company Disclosure Letter, none of the Company or any ERISA Affiliate (as defined below) maintains, administers, sponsors or otherwise has any liability with respect to (i) any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) any material employment, severance or similar contract, plan, arrangement or policy or (iii) any other material plan or arrangement (written or oral) whether or not subject to ERISA (including any funding mechanism therefore now in effect or required) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance coverage (including any self-insured arrangements), health or medical benefits, disability benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), which, without limiting any other limitation hereof, in each case specified in subsection (i), (ii) or (iii), covers any employee or former employee or director of the Company or any of its Subsidiaries. Other than with respect to any multiemployer plan as defined in
            Section 4001 of ERISA, the Company has delivered or made available to Purchaser (i) current, accurate and complete copies (or to the extent no such copy exists, an accurate description of the material features) of each Stock Option Plan (as defined below) and, if applicable, related trust agreements, (ii) all amendments thereto, and (iii) if applicable, the two most recently prepared (A) Forms 5500 and attached schedules, (B) audited financial statements and
            (C) actuarial valuation reports. The plans required to be listed on
            Section 5.10(a) of the Company Disclosure Letter are referred to collectively herein as the "Company Employee Plans." An "ERISA Affiliate" means any Person which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code.

      (b) None of the Company, any of its Subsidiaries, or any ERISA Affiliate has incurred any liability under Title IV of ERISA which has not been satisfied (other than for premiums to the Pension Benefit Guaranty Corporation ("PBGC") not yet due) with respect to any employee pension benefit plan (as defined in Section 3(2) of ERISA) or any multiemployer plan (as defined in Section 3(37) of ERISA), and no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to the Company, any of its Subsidiaries or any ERISA Affiliate.

      (c)   Each Company Employee Plan which is intended to be qualified under
            Section 401(a) of the Code is so qualified and each trust forming a part thereof is exempt from Tax pursuant to Section 501(a) of the Code and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. The Company has furnished to Merger Sub a copy of the most recent Internal Revenue Service determination letter, if any, with respect to each Company Employee Plan. Each Company Employee Plan has been maintained in compliance in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Employee Plan. To the knowledge of the Company, nothing has been done or omitted to be done and no transaction or holding of any asset under or in connection with any Company Employee Plan has occurred that will make the Company or any of its Subsidiaries, or any officer or director of the Company or any Subsidiaries, subject to any material liability under Part 4 of Title I of ERISA or liable for any Tax pursuant to Section 4975 of the Code (assuming the taxable period of any such transaction expired as of the date hereof).

      With respect to each Company Employee Plan (other than a multiemployer plan (as defined in Section 4001 of ERISA)) that is subject to Title IV of ERISA (a "Pension Plan"), the fair market value of the assets of such Pension Plan equals or exceeds the actuarial present value of the accumulated benefit obligations (as of the date of the most recent actuarial report prepared for such Pension Plan) under such Pension Plan (whether or not vested), based on the actuarial assumptions set forth in the most recent actuarial report prepared for such Pension Plan. No "accumulated funding deficiency" (for which an excise tax is due or would be due in the absence of a waiver) as defined in Section 412 of the Code or as defined in Section 302(a)(2) of ERISA, whichever may apply, has been incurred with respect to any Pension Plan with respect to any plan year, whether or not waived. Neither the Company nor any ERISA Affiliate has failed to pay when due any "required installment," within the meaning of Section 412(m) of the Code and Section 302(e) of ERISA, whichever may apply, with respect to any Pension Plan. Neither the Company nor any ERISA Affiliate is subject to any lien imposed under Section 412(n) of the Code or Section 302(f) of ERISA, whichever may apply, with respect to any Pension Plan. Except for such of the following as would not reasonably be expected to result in a Material Adverse Restriction,
(i) neither the Company nor any ERISA Affiliate has any liability for unpaid contributions with respect to any Pension Plan, (ii) neither the Company nor any ERISA Affiliate is required to provide security to any Pension Plan under
Section 401(a)(29) of the Code, (iii) neither the Company nor any ERISA Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, any transaction described in Section 4069 of ERISA, (iv) no filing has been made by the Company or any ERISA Affiliate with the PBGC, and no proceeding has been commenced by the PBGC, to terminate any Pension Plan, that in either case is pending, and (v) no condition exists and no event has occurred that could reasonably be expected to constitute grounds for the termination of any Pension Plan by the PBGC. There has been no "reportable event" (as defined in Section 4043(b) of ERISA and the PBGC regulations under such Section) with respect to any Pension Plan.

      (d) There has been no amendment to or change in employee participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of the expense incurred in respect thereof for the fiscal year ended June 30, 2003.

      (e) Neither the Company nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Company Employee Plan which is a welfare plan as defined in Section 3(1) of ERISA, other than benefits mandated by
            Section 4980B of the Code or under applicable Law.

      (f) (i) To the knowledge of the Company, no Company Employee Plan is under audit or is the subject of an audit or investigation by the Internal Revenue Service, the Department of Labor or any other Governmental Entity, nor is any such audit or investigation pending and (ii) with respect to any Company Employee Plan and except as would not result in a Material Adverse Restriction, (A) no actions, suits, termination proceedings or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened and (B) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims.

      (g) The Board has adopted resolutions that have the effect of (i) terminating the FTD Corporation 1994 Stock Award and Incentive Plan immediately prior to the Effective Time and, where the Merger Consideration is greater than the exercise price of an Option thereunder, providing for the payment of consideration in an amount equal to the Option Consideration in substitution for the number of shares of Common Stock subject to outstanding Options to purchase shares of Common Stock and the cancellation of such Option in consideration of such payments; (ii) terminating the FTD.COM Inc. 1999 Equity Incentive Plan immediately prior to the Effective Time and, where the Merger Consideration is greater than the exercise price of an Option thereunder, providing for the payment of alternative consideration in an amount equal to the Option Consideration, which the Board in its discretion as provided in such plan determined to be equitable in the circumstances, and the cancellation of such Option in consideration of such payments; and
            (iii) terminating the FTD, Inc. 2002 Long-Term Equity Incentive Plan immediately prior to the Effective Time and, where the Merger Consideration is greater than the exercise price of an Option thereunder, canceling all of the Company's obligations under such Options in exchange for the Option Consideration; provided, however, with respect to all Options referred to in clause (ii) for which the exercise price is greater than the Merger Consideration, the holder of such Options shall be entitled to receive a payment of $0.05 per share of Common Stock issuable upon exercise of such Option, which the Board in its discretion and as provided in the FTD.COM Inc. 1999 Equity Incentive Plan determined to be equitable in the circumstances. Except for the Options referenced in the immediately preceding clause, there are no Options outstanding providing for a per share exercise price in excess of the Merger Consideration.

      (h) Neither the execution and delivery of this Agreement or any Ancillary Documents by the Company nor the consummation of the transactions contemplated hereby or thereby will result in the acceleration or creation of any rights of any officer, director or employee of the Company under any Company Employee Plan or under any agreement (including, without limitation, the acceleration of the vesting or exercisability of any Options, the acceleration of the vesting of any restricted stock, the acceleration of the accrual or vesting of any benefits under any plan or the acceleration or creation of any rights under any bonus, severance, parachute or change in control agreement). The Company is not a party to or bound by any agreement, plan or arrangement pursuant to which the Company has any obligation to "gross up," indemnify or otherwise compensate or hold harmless any Person with respect to any portion of any excise tax (or interest or penalties with respect thereto) which such Person may become subject to under Section 4999 of the Code or any similar state tax Law.

      Section 5.11 Brokers. The Company has not retained, authorized to act on behalf of the Company or any of its Subsidiaries or entered into any contract, arrangement or understanding with any Person or firm that may result in the obligation of Purchaser, Merger Sub or the Company or any of their respective affiliates to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby, except that the

Company has retained the Financial Advisor, the arrangements with which have been disclosed in writing to Purchaser prior to the date hereof, and all of which fees and expenses will be borne by the Company.

      Section 5.12 Licenses and Permits. The Company and its Subsidiaries maintain in full force and effect and are in compliance with all licenses, permits, certificates, approvals, consents, easements, variances, exemptions and authorizations (collectively, "Permits") with and under all Laws and all Environmental Laws, and from all Governmental Entities, required to conduct their respective businesses as presently conducted, except for such of the foregoing the lack of which or failure to comply with which would not reasonably be expected to have a Company Material Adverse Effect, and no Permit is subject to any outstanding order, decree, judgment or stipulation that would be likely to affect such Permit, where the effect of the foregoing would have a Company Material Adverse Effect.

      Section 5.13 Environmental Compliance and Disclosure. Except for any matters that would not reasonably be expected to have a Company Material Adverse Effect, (a) the respective business of the Company and each of its Subsidiaries are, and have been, conducted in compliance with all applicable Environmental Laws (as defined below), (b) each of the Company and its Subsidiaries has obtained, and is in full compliance with, all material Permits required by applicable Laws for the use, storage, treatment, transportation, release, emission and disposal of raw materials, by-products, wastes and other substances used or produced by or otherwise relating to the operations of any of them, (c) none of the real property contains any asbestos containing material or mold that may be in a condition, location or form that requires any abatement, containment or remediation to address a tangible risk to human health, and (d) except as set forth in Section 5.13(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has: (i) created or assumed any liabilities, guaranties, obligations or indemnifications under any Environmental Law, consent decree or contract with any Third Party, including any Governmental Entity, related to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; (ii) received, or been subject to, any complaint, summons, citation, notice, order, claim, litigation, investigation, judicial or administrative proceedings, or judgment from any Person, including any Governmental Entity, regarding any actual or alleged violations of, or actual or potential liability under, any Environmental Laws; or (iii) any responsibility or liability under Environmental Law for any cleanup or remediation related to any hazardous materials or waste. There are no underground storage tanks located on any real property owned by the Company or, to the Company's knowledge, any real property leased by the Company. As used in this Agreement, the term "Environmental Laws" means Laws relating to pollution or protection of the environment or human safety or health, including matters relating to emissions, discharges or releases of pollutants, contaminants, chemicals or toxic or hazardous substances into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of such hazardous substances.

      Section 5.14 Title to Assets. The Company and each of its Subsidiaries have good and marketable title to all of their real and personal properties and assets reflected on the Company's audited balance sheet (including in any related notes thereto) as of June 30, 2003 included in the Company's Annual Report on Form 10-K for the fiscal year then ended (the "2003 Balance Sheet") or acquired after June 30, 2003 (other than assets disposed of since June 30, 2003 in the ordinary course of business consistent with past practice), in each case free and clear of all title defects and Encumbrances, except for (a) Encumbrances that secure indebtedness that is properly reflected in the 2003 Balance Sheet;
(b) liens for Taxes accrued but not yet payable; (c) liens arising as a matter of law in the ordinary course of business with respect to obligations incurred after June 30, 2003, provided that the obligations secured by such liens are not delinquent or material; and (d) such title defects or Encumbrances, if any, as would not reasonably be expected to have a Company Material Adverse Effect (collectively, "Permitted Encumbrances"). The Company and each of its Subsidiaries either own, or have valid leasehold interests in, all material properties and assets currently used by them in the conduct of their business.

      Section 5.15 Labor and Employment Matters. (a) Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract or understanding with a labor union or labor organization or written work rules or written practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries. Except for such of the following as would not reasonably be expected to result in a Material Adverse Restriction, there is no
(i) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their respective businesses, (ii) to the knowledge of the Company, activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of its Subsidiaries or (iii) lockout, strike, slowdown, work stoppage or, to the knowledge of the Company, threat thereof by or with respect to any such employees.

      (b) Section 5.15 of the Company Disclosure Letter contains a true and complete list of each of the Company's material written personnel policies or rules applicable to employees of the Company or any of its Subsidiaries as of the date hereof, true, correct and complete copies of which have heretofore been made available to Purchaser. To the knowledge of the Company, (i) the Company and its Subsidiaries are, and have at all times been, in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, (ii) no charges with respect to or relating to the Company or its Subsidiaries are pending before the Equal Employment Opportunity Commission or any other corresponding state agency, except for such charges as would not reasonably be expected to result in a Material Adverse Restriction, and the Company and its Subsidiaries have at all times been in material compliance with all federal and state Laws and regulations prohibiting discrimination in the workplace including, without limitation, Laws and regulations that prohibit discrimination and/or harassment on account of race, national origin, religion, gender, disability, age, workers compensation status or otherwise, except where the failure to be in such compliance would not reasonably be expected to result in a Material Adverse Restriction, (iii) no federal, state, local or foreign agency responsible for the enforcement of labor or employment Laws has notified the Company that it intends to conduct an investigation with respect to or relating to the Company and its Subsidiaries and no such investigation is in progress, except where such investigations would not reasonably be expected to result in a Material Adverse Restriction, and (iv) except as would not reasonably be expected to result in a Material Adverse Restriction, there are no lawsuits, complaints, controversies or other proceedings pending or, to the knowledge of the Company, any applicant for employment or classes of the foregoing alleging breach of any expense or implied contract or employment, any Law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

      (c) As of the date hereof, within the last three years, the Company and its Subsidiaries have not effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law.

      Section 5.16 Intellectual Property.

      (a) Section 5.16 of the Company Disclosure Letter lists all of the trademarks (whether registered or unregistered), service marks, trade names, service names, brand names, likenesses, logos (collectively, "Trademarks") that are material to the conduct of the business of the Company or any of its Subsidiaries, and all registered copyrights, patents, URLs and domain names currently used by, or necessary to the conduct of the business of, the Company or its Subsidiaries (collectively with the Trademarks, the "Proprietary Rights"). Section 5.16 of the Company Disclosure Letter also sets forth: (i) for each patent, the number, normal expiration date and subject matter for each country in which such patent has been issued, or, if applicable, the application number, date of filing and subject matter for each country, (ii) for each registered trademark, the application serial number or registration number, the class of goods covered and the expiration date for each country in which a trademark has been registered and (iii) for each registered copyright, the number and date of filing for each country in which a copyright has been filed, as well as licenses relating to any of the foregoing. True and correct copies of all patents (including all pending applications) owned, controlled, created or used by or on behalf of the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries has any interest whatsoever have been provided to Purchaser or its Representatives. The Company and each of its Subsidiaries are taking or have taken all measures that the executive officers of the Company believe are reasonably required to maintain, and all measures that they believe are reasonably required to protect, each item of Proprietary Rights that the Company or any of its Subsidiaries owns or uses.

      (b) Except as disclosed in Section 5.16(b) of the Company Disclosure Letter, the Company and its Subsidiaries have no obligation to compensate any Person for the use of any of the Proprietary Rights or for the use of any Trademarks that are not necessary for, or material to, the conduct of the business of the Company or any of its Subsidiaries, copyrighted works, names and likenesses, trade secrets, databases or customer or supplier information or other information currently used by the Company or any of its Subsidiaries (collectively, "Related Rights") where the amount of such compensation for any of such Related Rights would reasonably be expected to exceed $500,000 in any fiscal year and the Company and its Subsidiaries (including, for these purposes, their respective predecessors-in-interest) have not granted any Person any license, option or other rights to use in any manner any of such Proprietary Rights or Related Rights, whether requiring the payment or royalties or not. The Company and its Subsidiaries have used reasonable measures to protect the proprietary nature of the Proprietary Rights and maintain in confidence, and protect the proprietary nature of, the trade secrets and confidential information that they own or use. With respect to each item of the Proprietary Rights and Related Rights, the Company and its Subsidiaries have not agreed to indemnify any Person for or against any infringement, misappropriation or other conflict with respect to such Proprietary Rights. With respect to each item of the Related Rights, the Company and its Subsidiaries have not agreed to indemnify any Person for or against any infringement, misappropriation or other conflict with respect to such Related Rights where the amount of such indemnification would reasonably be expected to exceed $500,000 in any fiscal year.

      (c) The Company and its Subsidiaries own or control or have a valid right to use each of the Proprietary Rights and Related Rights, and none of such Proprietary Rights or Related Rights will cease to be valid rights by reason of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. The Company and its Subsidiaries have not received any material notice of invalidity or infringement of, misappropriation or other conflict with, any rights of others with respect to any of the Proprietary Rights or Related Rights except as listed in Section
            5.16 of the Company Disclosure Letter. Except for licensees of the Trademarks which licenses were granted in the ordinary course of the day-to-day business of the Company and its Subsidiaries, (i) to the Company's knowledge, no other Person has the right to use any of the Trademarks in the manner in which they are now being used either in identical form or in such near resemblance thereto as to be likely to cause confusion with such Trademarks or to cause a mistake or deceive, (ii) no other Person has notified the Company or any of its Subsidiaries in writing that it is claiming any ownership of or right to use the Proprietary Rights or Related Rights, and (iii) to the Company's knowledge, no other Person is infringing upon any such Proprietary Rights or Related Rights in any way. Except as set forth in the Company Disclosure Letter, the Company's or its Subsidiaries' use of any such Proprietary Rights or Related Rights does not as of the date hereof conflict with, infringe upon or otherwise violate the valid rights of any third party in or to any of such Proprietary Rights or Related Rights, and no action has been instituted against or notices received by the Company or any of its Subsidiaries that are presently outstanding, alleging that the Company's or any such Subsidiary's use of the Proprietary Rights or Related Rights infringes upon, misappropriates or otherwise violates any rights of a third party in or to such Proprietary Rights or Related Rights.

      (d) Section 5.16 of the Company Disclosure Letter identifies each item of the Proprietary Rights and Related Rights that is owned by a Person other than the Company or its Subsidiaries ("Third-Party Rights"), and all licenses or other agreements pursuant to which the Company and its Subsidiaries use such items are listed in Section
            5.16 of the Company Disclosure Letter. With respect to each such item:

            (i) the license or other agreement covering such item is legal, valid, binding and enforceable and in full force and effect with respect to the Company and its Subsidiaries and the Company has made correct and complete copies of such license or other agreements available to Purchaser or its Representatives;

            (ii) each such license or other agreement, including licenses to all third-party software listed in Section 5.16 of the Company Disclosure Letter other than generally commercially available software, to which the Company and its Subsidiaries are party, is assignable by the Company or one of its Subsidiaries, and the Company and its Subsidiaries which are a party to such license or agreement may be subject to a change of control, in each case, without the consent or approval of, or any payment to, any party, and the consummation of the transactions contemplated by this Agreement will not conflict with, result in a violation or breach of or constitute a default under (or would result in a violation, breach or default with the giving of notice or the passage of time or both) any such license or other agreement;

            (iii) none of the Company and its Subsidiaries is in breach of or default under any such license or agreement, and, to the Company's knowledge, no event has occurred that, with notice or lapse of time, would constitute such a breach or default or permit termination, modification or acceleration thereunder; and

            (iv) any underlying item of the Proprietary Rights or Related Rights is not subject to any outstanding judgment, order, decree, stipulation or injunction.

      Section 5.17 Material Contracts.

      (a) Section 5.17 of the Company Disclosure Letter sets forth a complete and accurate list of all notes, bonds, mortgages, indentures, deeds of trust, licenses, leases, agreements, contracts, commitments, arrangements, Permits, concessions, franchises, limited liability or partnership agreements or other instruments to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or restricted ("Contracts") (other than Leases set forth in Section 5.21(b) of the Company Disclosure Letter) of the following categories (collectively, and together with the Leases set forth in Section 5.21(b) of the Company Disclosure Letter, the "Material Contracts" and each a "Material Contract"):

            (i) Contracts requiring annual expenditures by or liabilities of any party thereto in excess of $1.0 million that have a remaining term in excess of 90 days or are not cancelable (without material penalty, cost or other liability) within 90 days;

            (ii) Contracts containing covenants limiting in any material respect the ability of the Company or any of its Subsidiaries or other affiliate of the Company (including Purchaser and its affiliates after the Effective Time) to engage in any line of business or compete with any Person, in any product line or line of business, or operate at any location;

            (iii) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments and contracts providing for the borrowing or lending of money, in an amount in excess of $1.0 million, whether as borrower, lender or guarantor;

            (iv) joint venture, alliance or partnership agreements or joint development or similar agreements with any Third Party under which the Company has or may in the future have an obligation to invest or pay in excess of $1.0 million pursuant to the terms of any such agreement;

            (v) all licenses, sublicenses, consents, royalty and other agreements concerning Proprietary Rights or Related Rights which Proprietary Rights or Related Rights, as applicable, are material to the conduct of the business of the Company or any of its Subsidiaries;

            (vi) employment or severance contracts with current or former officers or directors, including, without limitation, change-in-control agreements;

            (vii) Contracts with or for the benefit of any director of the
                  Company or any Person other than a publicly traded entity in which any director has an equity interest or which is an employer of a director of the Company;

            (viii) Contracts with any Governmental Entity that have a remaining term in excess of one year or are not cancelable (without material cost, penalty or other liability) within 180 days;

            (ix) Contracts or commitments in which the Company or any of its Subsidiaries has granted exclusive marketing rights relating to any product or service, any group of products or services or any territory;

            (x) Contracts pending for the acquisition or sale, directly or indirectly (by merger or otherwise) of assets (whether tangible or intangible), in excess of $1.0 million in market or book value with respect to any contract or the capital stock of another Person, in each case in an amount in excess of $1.0 million; or

            (xi) as of the date hereof, any other Contract the performance of which could be reasonably expected to require annual expenditures in any calendar year by the Company or any of its Subsidiaries in excess of $1.0 million.

      (b) True and complete copies of the written Material Contracts and descriptions of verbal Material Contracts, if any, have been delivered or made available to Purchaser. As of the date hereof, each of the Material Contracts is a valid and binding obligation of the Company and, to the knowledge of the Company, the other parties thereto, enforceable against the other parties thereto in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, arrangement or similar Laws affecting creditors' rights generally and by general principles of equity. From and after the date hereof, except as would not reasonably be expected to result in a Material Adverse Restriction, each of the Material Contracts is a valid and binding obligation of the Company and, to the knowledge of the Company, the other parties thereto, enforceable against the other parties thereto in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, arrangement or similar Laws affecting creditors' rights generally and by general principles of equity.

      (c) Neither the Company nor any of its Subsidiaries is, or has received any notice that any other party is, in breach, default or violation (each a "Default") (and no event has occurred or not occurred through the Company's inaction or, to the knowledge of the Company, through the action or inaction of any third parties, which with notice or the lapse of time or both would constitute a Default) of any term, condition or provision of any Material Contract to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, except for Defaults that would not reasonably be expected to have, a Company Material Adverse Effect.

      (d) The Company has not received notice of the termination of any Material Contract.

      Section 5.18 No Undisclosed Liabilities. Except as disclosed in the 2003 Balance Sheet or the notes thereto and except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2003, the Company and its Subsidiaries do not have any liabilities of any kind (whether accrued, absolute, contingent or otherwise), which, individually or in the aggregate would be material to the Company and its Subsidiaries, taken as a whole, and were required to be reflected in or shown on the 2003 Balance Sheet or the notes thereto pursuant to GAAP.

      Section 5.19 Litigation. All of the material actions, suits, claims, investigations, arbitrations or proceedings pending or, to the knowledge of the Company, threatened, as of the date hereof, against the Company or any of its Subsidiaries or any of their respective assets or properties before any arbitrator or Governmental Entity are set forth in Section 5.19 of the

Company Disclosure Letter. There is no action, suit, claim, investigation, arbitration or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets or properties before any arbitrator or Governmental Entity that would be reasonably expected to result in a Material Adverse Restriction (it being expressly understood and agreed that the mere filing of litigation or mere existence of litigation by or on behalf of the stockholders of the Company or any other Person, that challenges or otherwise seeks damages with respect to the transactions contemplated hereby shall not in and of itself be deemed to have such effect), and to the knowledge of the Company, there is no basis for any such action, suit, claim, investigation, arbitration or proceeding. None of the Company, any of its Subsidiaries or any officer, director or employee of the Company or any of its Subsidiaries has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Entity from engaging in or continuing any conduct or practice in connection with the business or assets of the Company or any of its Subsidiaries nor, to the knowledge of the Company, is the Company, any of its Subsidiaries or any executive officer or director of the Company or any of its Subsidiaries under investigation by any Governmental Entity related to the conduct of the Company's or any of its Subsidiaries' business. To the knowledge of the Company, there is not in existence any order, judgment or decree of any court or other tribunal or other agency that is applicable to the Company or any of its Subsidiaries enjoining or requiring the Company or any of its Subsidiaries to take any action of any kind with respect to its business, properties or assets.

      Section 5.20 Insurance. (a) Each of the Company and its Subsidiaries maintains insurance coverage (the "Insurance Policies") with insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is reasonably prudent, and have public liability insurance, insurance against claims for personal injury or death or property damage occurring in connection with any activities of the Company or any of its Subsidiaries or any properties owned, occupied or controlled by the Company or any of its Subsidiaries, in such amount as is reasonably prudent. Section 5.20 of the Company Disclosure Letter contains a complete and accurate list of all Insurance Policies of the Company and its Subsidiaries as of the date hereof. Each Insurance Policy is in full force and effect and is valid, outstanding and enforceable, and all premiums due thereon have been paid in full, in each case without any exception other than those that would not be reasonably expected to have a Company Material Adverse Effect. None of the Insurance Policies will terminate or lapse (or be affected in any other materially adverse manner) by reason of the transactions contemplated by this Agreement, in each case without any exception other than those that would not be reasonably expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has complied in all material respects with the provisions of each Insurance Policy under which it is the insured party. No insurer under any Insurance Policy has canceled or generally disclaimed liability under any such policy or, to the knowledge of the Company, indicated any intent to do so or not to renew any such policy, in each case without any exception other than those that would not be reasonably expected to have a Company Material Adverse Effect. All material claims under the Insurance Policies have been filed in a timely fashion. To the knowledge of the Company, since the Company's formation, there have been no historical gaps in insurance coverage of the Company or its Subsidiaries that presents a material risk to coverage under the Insurance Policies.

      (b) The Company has properly applied for and accurately completed its applications for and has, in force and effect and fully paid through June 30, 2004, no less than $50 million in claims made directors' and officers' insurance coverage (the "Current D&O Insurance"). The Company, its directors and officers are all insureds under the Current D&O Insurance. The Current D&O Insurance extends to "claims" for "wrongful acts" which may result in "loss" to (i) the Company's directors and officers and/or (ii) the Company itself for "securities claims," as those terms are commonly understood in the insurance industry, including coverage for all manner of investigations and proceedings including defense costs with respect thereto. The Current D&O Insurance is not subject to any exclusions or restrictions which would limit or eliminate coverage (other than such as are normal and customary in directors' and officers' insurance policies) based upon, arising out of, and/or relating to any prior or pending act or omission. The Current D&O Insurance does not contain any exclusion (other than such as are normal and customary in directors' and officers' insurance policies) applicable to the Merger and the transactions contemplated thereby. Evidence of the foregoing reasonably satisfactory to the Purchaser shall be provided to Purchaser prior to the Effective Time.

      Section 5.21 Real Estate.

      (a) Section 5.21(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all real property owned by the Company as of the date hereof (collectively, the "Owned Real Property"). Except as set forth on Section 5.21(a) of the Company Disclosure Letter, with respect to each such parcel of Owned Real Property, except for Permitted Encumbrances, (i) such parcel is free and clear of all encumbrances; (ii) there are no leases, subleases, licenses, concessions or other agreements, written or oral, granting to any Person the right of use or occupancy of any portion of such parcel; and (iii) there are no outstanding rights of first refusal or options to purchase such parcel.

      (b) Schedule 5.21(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all Leases (as defined below). Except as would not have a Company Material Adverse Effect: (i) all of the leases, licenses, tenancies, subleases and all other occupancy agreements ("Leases") in which the Company or any of its Subsidiaries is a tenant, subtenant, landlord or sublandlord (the leased and subleased space or parcel of real property thereunder being, collectively, the "Real Property") are in full force and effect and (ii) neither the Company (or any of its Subsidiaries), nor to the knowledge of the Company, any other party to any such Lease, is in default under the Leases, and no event has occurred which, with notice or lapse of time, would constitute a default by the Company (or any of its Subsidiaries) under the Leases.

      Section 5.22 Affiliate Transactions. Except as set forth in Section 5.22 of the Company Disclosure Letter, and except for employment agreements with officers of the Company set forth in Section 5.17 of the Company Disclosure Letter, there are no Contracts with any (a) present or former officer or director of the Company or any of its Subsidiaries or any of their immediate family members (including their spouses), (b) record or beneficial owner of more than 5% of the Common Stock, or (c) any Person known by the Company's executive officers to be an affiliate of any such officer, director or beneficial owner.

      Section 5.23 Fairness Opinion. The Board has received the opinion of Goldman, Sachs & Co. (the "Financial Advisor"), dated the date of this Agreement, and subject to the qualifications stated therein, to the effect that, as of such date, the Merger Consideration to be received by the holders of shares of Common Stock is fair, from a financial point of view, to such holders (other than holders who will be parties to the Exchange Agreements).

                                   ARTICLE VI

           REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

      Except as set forth in the corresponding sections of the disclosure letter, dated the date hereof, delivered by Purchaser and Merger Sub to the Company prior to the execution of this Agreement (the "Purchaser Disclosure Letter") with specific reference to the particular Section or subsection of this Agreement to which the limitation set forth in such Purchaser Disclosure Letter relates (it being understood that any information set forth in a particular section of the Purchaser Disclosure Letter shall be deemed to apply to each other section or subsection thereof or hereof to which its relevance is reasonably apparent from such particular section), Purchaser and Merger Sub hereby represent and warrant to the Company as follows:

      Section 6.1 Existence; Good Standing; Corporate Authority. Each of Purchaser and Merger Sub (a) is a corporation duly incorporated and validly existing and in good standing under the laws of its jurisdiction of incorporation; (b) is licensed or qualified to do business as a foreign corporation and is in good standing under the laws of each other state of the United States or the laws of any foreign jurisdiction, if applicable, in which the transaction of its business makes such qualification necessary; and (c) all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted, except with respect to (b) and (c) where the failure to be so qualified, to be in good standing or to have such power and authority would not, individually or in the aggregate, prevent or delay the ability of Purchaser or Merger Sub to consummate the transactions contemplated by this Agreement or any of the Ancillary Documents to which it is or will become a party (any such change, effect, event, occurrence, state of facts or development, "Purchaser Material Adverse Effect").

      Section 6.2 Authorization, Validity and Effect of Agreements. Each of Purchaser and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Documents by Purchaser and Merger Sub and the consummation by Purchaser and Merger Sub of the transactions contemplated hereby and thereby have been duly and validly authorized by the respective boards of directors of Purchaser and Merger Sub and by Purchaser as the sole stockholder of Merger Sub and no other corporate proceedings on the part of Purchaser or Merger Sub are necessary to authorize this Agreement and the Ancillary Documents or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and any Ancillary Documents at the time of execution will have been, duly and validly executed and delivered by Purchaser and Merger Sub, and (assuming this Agreement and such Ancillary Documents each constitutes a valid and binding obligation of the Company) constitutes and will constitute the valid and binding obligations of each of Purchaser and Merger Sub, enforceable in accordance with their respective terms.

      Section 6.3 No Violation. Neither the execution and delivery by Purchaser and Merger Sub of this Agreement or any of the Ancillary Documents nor the consummation by Purchaser or Merger Sub of the transactions contemplated hereby or thereby does or will (a) violate, conflict with or result in any breach of any provision of the respective certificates of incorporation or bylaws of Purchaser or Merger Sub; (b) violate, conflict with, result in a breach of any provision of, constitute a default (or an event that, with notice or lapse of time or both, would constitute a default) under, result in the termination, cancellation or amendment or in a right of termination, cancellation or amendment of, accelerate the performance required by or benefit obtainable under, result in the triggering of any payment or other obligations pursuant to, result in the creation or imposition of any Encumbrance upon any of the properties of Purchaser or Merger Sub; (c) result in there being declared void, voidable or without further binding effect, any contract to which Purchaser or Merger Sub is a party, or by which Purchaser or Merger Sub or any of their respective properties is bound, except for any such breach, default or right with respect to which requisite waivers or consents have been, or prior to the Effective Time will be, obtained or any of the foregoing matters that would not have a Purchaser Material Adverse Effect; (d) other than the Regulatory Filings, require any Consent of any Governmental Entity, the lack of which would reasonably be expected to have a material adverse effect on the ability of Purchaser or Merger Sub to consummate the transactions contemplated hereby; or
(e) violate any Laws applicable to Purchaser or the Merger Sub or any of their respective assets or properties, except for violations that would not have a Purchaser Material Adverse Effect.

      Section 6.4 Financing. Merger Sub has delivered to the Company (i) signed counterpart(s) of the commitment letter of Credit Suisse First Boston and Union Bank of Switzerland, dated as of the date hereof, pursuant to which such Persons have agreed, subject to the terms and conditions set forth therein, to provide up to an aggregate of $250 million of debt financing in connection with the transactions contemplated hereby and up to $50 million of revolving credit (the "Bank Commitment Letter") and (ii) the signed commitment letter of Leonard Green & Partners, L.P. ("LGP") pursuant to which LGP has agreed, subject to the terms and conditions set forth therein, to make or cause to be made an equity investment in Purchaser of an amount (the "Equity Commitment") equal to $200.6 million minus the amount of cash and cash equivalents on the Company's balance sheet at the Closing; provided, however, that the Equity Commitment shall in no event be less than $190.5 million (collectively, the "Financing Letters"). The Financing Letters are in full force and effect as of the date hereof. The funds in the amounts set forth in the Financing Letters would be sufficient to enable Merger Sub and the Company to pay the full Merger Consideration, to make all other necessary payments by it in connection with the Merger (including the repayment of certain outstanding indebtedness of the Surviving Corporation) and to pay all of the related fees and expenses, in each case as contemplated by the Financing Letters (collectively, the "Merger Funds"). The financing referred to in the Financing Letters is herein referred to as the "Financing."

      Section 6.5 Purchaser-Owned Shares of Common Stock. As of the date of this Agreement, Purchaser, Merger Sub and their respective affiliates own no shares of Common Stock.

      Section 6.6 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

      Section 6.7 Brokers. Other than LGP, all of whose fees and expenses will be borne by the Surviving Corporation at the Closing, neither Purchaser or Merger Sub has entered into any contract, arrangement or understanding with any Person or firm that may result in the obligation of Purchaser, Merger Sub or the Company or any of their respective Affiliates to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby.

                                  ARTICLE VII

                                    COVENANTS

      Section 7.1 Interim Operations.

      (a) From and after the date of this Agreement to the Effective Time, unless Purchaser has consented in writing thereto, the Company shall, and shall cause each of its Subsidiaries to:

            (i) conduct their respective businesses and operations only in its usual, regular and ordinary course of business consistent with past practice;

            (ii) use their reasonable efforts to (A) preserve intact their business organizations, (B) maintain in effect all existing material qualifications, licenses, permits, approvals and other authorizations referred to in Section 5.1 and Section 5.12, (C) keep available the services of the officers and key employees of the Company and each Subsidiary, and (D) preserve existing relationships with material customers and suppliers and those Persons having business relationships with them;

            (iii) promptly upon the discovery thereof notify Purchaser of the existence of any breach of any representation or warranty contained herein (or, in the case of any representation or warranty that makes no reference to Company Material Adverse Effect, any breach of such representation or warranty in any material respect) or the occurrence of any event that would cause any representation or warranty contained herein no longer to be true and correct (or, in the case of any representation or warranty that makes no reference to Company Material Adverse Effect, to no longer be true and correct in any material respect);

            (iv) promptly deliver to Purchaser copies of any report, statement or schedule filed with the SEC subsequent to the date of this Agreement.

      (b) Without limiting the generality of the foregoing, from and after the date of this Agreement to the Effective Time, unless Purchaser has consented in writing thereto, the Company shall not, and shall not permit any of its Subsidiaries to:

            (i) propose to its stockholders or amend its certificate of incorporation or bylaws or comparable governing instruments, except for any amendment required in connection with the performance by the Company or its Subsidiaries of their respective obligations under this Agreement;

            (ii) grant, issue, sell, pledge, encumber, transfer, deliver or register for issuance or sale any shares of capital stock or other ownership interest in the Company (other than issuances of Common Stock pursuant to (A) the exercise of Options outstanding on the date hereof or (B) the conversion of any Class B Common Stock outstanding on the date hereof into Class A Common Stock) or any of its Subsidiaries (other than issuances of capital stock of the Company's Subsidiaries pursuant to the exercise of Options outstanding on the date hereof), or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities; or accelerate any right to convert or exchange or acquire any securities of the Company (other than Options pursuant to Sections 4.2(d) and 5.2(c)) or any of its Subsidiaries for any such shares or ownership interest;

            (iii) effect any stock split, combination, reclassification or conversion of any of its capital stock or otherwise change its capitalization as it exists on the date hereof;

            (iv) directly or indirectly redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any shares of its capital stock or capital stock of any of its Subsidiaries, other than by repurchasing restricted stock or upon the cashless exercise of options, in each case in the ordinary course of business;

            (v) sell, lease, license, encumber or otherwise dispose of any of its assets (including Intellectual Property of the Company or its Subsidiaries or capital stock of any of its Subsidiaries), except in the ordinary course of business (excluding capital stock of its Subsidiaries);

            (vi) merge with or acquire (by merger, consolidation, acquisition of stock or assets, joint venture or otherwise of a direct or indirect ownership interest or investment) in one transaction or a series of related transactions any Person, for an aggregate consideration in excess of $1.0 million, any equity interests or other securities of any Person, any division or business of any Person or all or substantially all of the assets of any Person;

            (vii) incur or assume any indebtedness for borrowed money, issue or sell any debt securities of the Company or any of its Subsidiaries or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (except wholly owned Subsidiaries of the Company or in the ordinary course of business up to $1.0 million), in any such case in excess of $1.0 million, except for the incurrence of indebtedness for working capital purposes in the ordinary course of business under the Company's or its Subsidiaries' existing credit facilities and capital expenditures made in accordance with the Company's or its Subsidiaries' previously adopted capital budgets, copies of which have been provided to Purchaser;

            (viii) make or forgive any loans, advances or capital contributions to, or investments in, any other Person;

            (ix) (A) enter into any new employment, severance, consulting or salary continuation agreements with any newly hired employees other than in the ordinary course of business or enter into any of the foregoing with any existing officers or directors or alter or amend in any way, except as may be required by Law or pursuant to any Contract or commitment in existence as of the date hereof, any compensation or benefits due to employees other than increases or new incentive awards in the ordinary course of business consistent with past practices; (B) except as required by Law or any existing Company Employee Plan or Material Contract or in the ordinary course of business consistent with past practice, increase the amount of compensation of or grant new incentive awards to any director or officer of the Company or any of its Subsidiaries other than annual restricted stock granted to directors; (C) except as required by Law, a Material Contract existing on the date hereof or pursuant to a Company severance policy or Company Employee Plan existing on the date hereof, grant any severance or termination pay to any director or officer of the Company or any of its Subsidiaries; (D) except as required by Law, adopt any additional employee benefit plan;
                    (E) except as required by any existing Company Employee Plan or agreement thereunder, provide for the payment of any amounts as a result of the consummation of the transactions contemplated by this Agreement; or (F) pay any bonuses except to the extent earned under existing awards or new incentive awards listed in Section 5.10(h)(i)(6) of the Company Disclosure Letter;

            (x) adopt or amend in any material respect or terminate any employee benefit plan or arrangement;

            (xi) make any material changes in the type or amount of their insurance coverage or permit any material insurance policy naming the Company or any of its Subsidiaries as a beneficiary or a loss payee to be canceled or terminated other than in the ordinary course of business;

            (xii) except as required by changes in applicable Law or GAAP, change any accounting methods, principles or practices used by the Company or its Subsidiaries, in each case, as concurred by its independent public accountants;

            (xiii) (1) settle, pay or discharge, any litigation, investigation, arbitration, proceeding or other claim, liability or obligation arising from the conduct of business in the ordinary course for an amount in excess of $1.0 million, except for any settlement, payment or discharge by FTD, Inc. and FTD.COM Inc. of their obligations under that certain Stipulation and Agreement of Compromise, Settlement and Release, dated as of August 4, 2003 (the "Stipulation") entered into in settlement of the consolidated shareholder class actions entitled "In re FTD.COM, Inc. Shareholders Litigation," Delaware Chancery Court Case No. 19458-NC, provided, that the Settlement (as defined in the Stipulation) has not been and shall not be changed or altered in any material way since the date of such Stipulation;

                    (2) settle, pay or discharge any claim against the Company with respect to or arising out of the transactions contemplated by this Agreement;

                    (3) settle, pay or discharge any claim against the Company with respect to any action set forth on Section 7.1(b)(xiii)(C) of the Company Disclosure Letter; or

            (xiv) (A) make any material Tax election or take any position on any Company Return filed on or after the date of this Agreement or adopt any method therein that is materially inconsistent with elections made, positions taken or methods used in preparing or filing similar returns in prior periods unless such position or election is pursuant to applicable Law or the Code, (B) enter into any settlement or compromise of any material Tax liability, (C) file any amended Company Return that would result in a material change in Tax liability, taxable income or loss, (D) change any annual Tax accounting period, (E) enter into any closing agreement relating to any material Tax liability, or (F) give or request any waiver of a statute of limitation with respect to any Company Return;

            (xv) enter into any new line of business involving capital expenditures in excess of $5.0 million during the Company's 2004 fiscal year;

            (xvi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of any of its Subsidiaries (other than the Merger);

            (xvii) enter into any contract or agreement other than in the ordinary course of business consistent with past practices that would be material to the Company and its Subsidiaries, taken as a whole;

            (xviii) except as required by applicable Law or GAAP, revalue in any material respect any of its assets, including writing down the value of inventory in any material manner, or writing-off notes or accounts receivable in any material manner;

            (xix) permit to lapse any registrations or applications for material Intellectual Property owned, licensed, or used by the Company or any of its Subsidiaries;

            (xx) declare or set aside or pay for any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of capital stock of the Company;

            (xxi) except as contemplated by this Agreement, amend, alter or modify the terms of any currently outstanding rights, warrants or options to acquire or purchase any capital stock of, or ownership interest in, the Company, or any securities convertible into or exchangeable for such capital stock or ownership interest;

            (xxii) except in the ordinary course of business, amend, modify or terminate any Material Contract, agreement or arrangement of the Company or any Subsidiary, or otherwise waive, release or assign any material rights, claims or benefits of the Company or any Subsidiary thereunder; or

            (xxiii) agree in writing or otherwise to take any of the foregoing actions.

      Section 7.2 Stockholder Meeting; Proxy Statement; Schedule 13E-3.

      (a) The Company, Purchaser and Merger Sub shall use their respective reasonable best efforts to take or cause to be taken such actions as may be required to be taken under the Exchange Act, the Securities Act and any other federal securities laws, and under any applicable state securities or blue sky Laws in connection with the Merger and the other transactions contemplated hereby and by the Ancillary Documents.

      (b) The Company shall duly call and hold a meeting of its holders of Class A Common Stock (the "Stockholder Meeting") as promptly as practicable for the purpose of obtaining the Stockholder Approval, and the Company shall use reasonable best efforts to hold the Stockholder Meeting as soon as practicable after the date on which the Proxy Statement is cleared by the SEC.

      (c) In connection with the Merger and the Stockholder Meeting, the Company shall prepare and file with the SEC, as promptly as practicable, a proxy statement relating to the Stockholder Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the "Proxy Statement") and a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the "Schedule 13E-3") relating to the Merger and the other transactions contemplated by this Agreement and the Ancillary Documents and shall use its reasonable best efforts to respond to the comments of the SEC and to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable; provided, however, that prior to the filing of the Proxy Statement and the Schedule 13E-3, the Company shall consult with Purchaser and Merger Sub with respect to such filings and shall afford Purchaser and Merger Sub reasonable opportunity to comment thereon. Purchaser and Merger Sub shall provide the Company with any information for inclusion in the Proxy Statement and the
            Schedule 13E-3 which may be required under applicable Law and which is reasonably requested by the Company. The Company shall promptly notify Purchaser and Merger Sub of the receipt of comments of the SEC and of any request from the SEC for amendments or supplements to the Proxy Statement or the Schedule 13E-3 or for additional information, and will promptly supply Purchaser and Merger Sub with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement, the
            Schedule 13E-3 or the Merger. If at any time prior to the Stockholder Meeting any event should occur which is required by applicable Law to be set forth in an amendment of, or a supplement to, the Proxy Statement or the Schedule 13E-3, the Company will prepare and mail such amendment or supplement; provided, however, that prior to such mailing, the Company shall consult with Purchaser and Merger Sub with respect to such amendment or supplement and shall afford Purchaser and Merger Sub reasonable opportunity to comment thereon. The Company will notify Purchaser and Merger Sub at least 48 hours prior to the mailing of the Proxy Statement, or 24 hours prior to the mailing of any amendment or supplement thereto, to the Company's stockholders. Subject to the provisions of Section 7.10, the Company Recommendation, together with a copy of the opinion referred to in Section 5.23, shall be included in the Proxy Statement.

      (d)   The Company represents and warrants that the Proxy Statement and the
            Schedule 13E-3 will, in the case of the Schedule 13E-3 as of the date thereof, the date of any amendment thereto, and as of the time of the Stockholder Meeting, and, in the case of the Proxy Statement, as of the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Company's stockholders and as of the time of the Stockholder Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statements made or incorporated by reference in the Proxy Statement or the
            Schedule 13E-3 based on information supplied by Purchaser or Merger Sub for inclusion or incorporation by reference therein.

      (e) Purchaser and Merger Sub represent and warrant that the information supplied or to be supplied by Purchaser and Merger Sub in writing for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, in the case of the Schedule 13E-3 as of the date thereof, the date of any amendment thereto, and as of the time of the Stockholder Meeting, and, in the case of the Proxy Statement, as of the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Company's stockholders, and as of the time of the Stockholder Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Purchaser and Merger Sub make no representation or warranty with respect to any statements made or incorporated by reference in the Proxy Statement or Schedule 13E-3 based on information supplied by Company for inclusion or incorporation by reference therein.

      Section 7.3 Efforts and Assistance; HSR Act.

      (a) Subject to the terms and conditions hereof, each party will use its reasonable best efforts to take, or cause to be taken, all actions, to file, or caused to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Documents as promptly as practicable, including, without limitation, obtaining all necessary consents, waivers, approvals, authorizations, Permits or orders from all Governmental Entities or other third parties. Each party shall also refrain from taking, directly or indirectly, any action which would impair such party's ability to consummate the Merger and the other transactions contemplated by this Agreement and the Ancillary Documents. Without limiting the foregoing, the Company shall use its reasonable best efforts to (i) take all action necessary or desirable so that no anti-takeover laws and regulations or similar laws or regulations are or become applicable to the Merger or any of the other transactions contemplated by this Agreement and the Ancillary Documents and (ii) if any anti-takeover law or regulation becomes applicable to any of the foregoing, take all action necessary so that the Merger and the other transactions contemplated by this Agreement and the Ancillary Documents may be consummated as promptly as practicable on the terms contemplated in this Agreement and/or the Ancillary Documents, as the case may be, and otherwise to minimize the effect of such statute or regulation on the Merger and such other transactions.

      (b) The Company, Purchaser and Merger Sub shall cooperate with one another in determining whether any action by or in respect of, or filing, including, without limitation, any Regulatory Filing, with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Material Contracts, in connection with the consummation of the transactions contemplated by this Agreement. Each of the Company, Purchaser and Merger Sub will, and will cause its respective subsidiaries, if any, to take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, approval, waiver, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private Third Party required to be obtained or made by the Company, Purchaser and Merger Sub or any of their respective subsidiaries, if any, in connection with the Merger or the taking of any action contemplated by this Agreement or the Ancillary Documents.

      (c) The Company, Purchaser and Merger Sub shall furnish all information required to be included in any application or other filing to be made pursuant to the rules and regulations of any Governmental Entity in connection with the transactions contemplated by this Agreement. The Company, Purchaser and Merger Sub shall have the right to review in advance, and to the extent reasonably practicable each will consult the other on, all the information relating to the other and each of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Third Party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement and the Ancillary Documents.

      (d) If required, each of the Company, Purchaser and Merger Sub shall take all reasonable action necessary to file as soon as practicable notifications under the HSR Act and any other applicable Law governing antitrust or competition matters, including, without limitation, Foreign Antitrust Laws and respond as promptly as practicable to any inquiries from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any state attorney general or other Governmental Entity in connection with antitrust matters related to the Merger or the other transactions contemplated by this Agreement and the Ancillary Documents.

      (e) At Purchaser's request, the Company shall use its best efforts to obtain the consent to the cancellation of each holder of Options to purchase Class A Common Stock where the per share exercise price for such Options exceeds the Merger Consideration.

      Section 7.4 Publicity. The initial press release relating to this Agreement shall be a joint press release and thereafter, so long as this Agreement is in effect, the Company and Purchaser shall consult with each other before issuing any press release or otherwise making public statements with respect to this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and shall not issue any such press release or make any similar public statement without the prior consent of the other party, which shall not be unreasonably withheld or delayed, except as the disclosing party may determine to be required by applicable Law or any listing agreement with any national securities exchange or the Nasdaq Stock Market.

      Section 7.5 Further Action. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Purchaser, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Purchaser, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. The Company shall use reasonable efforts to cooperate with and assist Merger Sub in obtaining the Financing.

      Section 7.6 Insurance; Indemnity.

      (a) The Company will purchase from an insurer reasonably acceptable to Purchaser a six-year pre-paid noncancellable directors' and officers' insurance policy covering the current and all former directors or officers of the Company and its Subsidiaries, and their heirs and representatives, with respect to acts or failures to act prior to the Effective Time, in a single aggregate amount over the six-year period immediately following the Closing Date equal to the policy limits for the Company's and its Subsidiaries' current directors' and officers' insurance policies; provided, however, that the Company shall not be required to obtain a policy providing such coverage except to the extent that such coverage can be provided at a total cost of no greater than $2.0 million (the "Cap"), and, if equivalent coverage cannot be obtained, or can be obtained only by paying a total premium in excess of the Cap, the Company shall only be required to obtain as much coverage as can be obtained by paying a total premium equal to the Cap.

      (b) The Surviving Corporation shall honor all of the Company's obligations to indemnify and hold harmless, to the extent not paid by insurance, the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the DGCL and the Company's certificate of incorporation and bylaws in effect on the date hereof, regardless of whether such certificate of incorporation or bylaws are hereafter amended, and such obligations shall survive the Merger and continue in full force and effect from the Effective Time until six years after the Effective Time.

      (c) From and after the Effective Time, Purchaser shall, until six years after the Effective Time, indemnify and hold harmless, to the extent not paid by insurance or by the Surviving Corporation pursuant to its obligation to provide indemnification under Section 7.6(b), to the fullest extent permitted under applicable law, each person who is, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of the Company or any Subsidiary, and their heirs and representatives (collectively, "Indemnified Parties"), against all losses, claims, damages, liabilities, reasonable costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement (collectively, "Losses") from any claims, actions, suits, proceedings, arbitrations, investigations or audits (collectively, "Litigation") arising before or after the Effective Time as a result of or pertaining to acts or omissions, or alleged acts or omissions, by them to the extent attributable to their capacities as such, which acts or omissions occurred prior to the Effective Time; provided, however, that in no event shall Purchaser be required to indemnify any Indemnified Parties for Losses arising out of such Indemnified Parties' gross negligence, wanton malfeasance, willful or illegal conduct or conduct that was intentionally injurious to the Company. Without limiting the foregoing, Purchaser shall periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided that the person to whom the expenses are advanced provides an undertaking reasonably acceptable to the Company to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

      (d) If, after the Effective Time, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or
            (ii) transfers all or substantially all of its properties or assets to any Person, then, in each such case, proper provisions shall be made so that successors and assigns of Purchaser or the Surviving Corporation, as case may be, shall assume all of the obligations set forth in this Section 7.6. The provisions of this Section 7.6 are intended for the benefit of and shall be enforceable by each person who is now or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, an officer, director or similar person of the Company or any of its Subsidiaries.

      (e) If any obligation to indemnify described in Section 7.6(a) (each, an "Action") arises or occurs, the Surviving Corporation shall control the defense of such Action with counsel selected by the Surviving Corporation, which counsel shall be reasonably acceptable to the party seeking indemnification pursuant to Section 7.6(a) (each, an "Indemnified Party"), provided that the Indemnified Party shall be permitted to participate in the defense of such Action through counsel selected by the Indemnified Party, at the Indemnified Party's expense. Notwithstanding the foregoing, if there is any actual or potential conflict between the Surviving Corporation and any Indemnified Party or there are additional defenses available to any Indemnified Party, such Indemnified Party shall be permitted to participate in the defense of such Action with counsel selected by the Indemnified Party, at the Surviving Corporation's expense; provided, however, that the Surviving Corporation shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single Action except to the extent that two or more of such Indemnified Parties have conflicting interests in the outcome of such Action. The Surviving Corporation shall not be liable for any settlement effected without its written consent, which consent shall not unreasonably be withheld.

      Section 7.7 Restructuring of Merger. Upon the mutual agreement of Purchaser and the Company, the Merger shall be restructured in the form of a forward subsidiary merger of the Company with and into Merger Sub, with Merger Sub being the surviving corporation, or as a merger of the Company with and into Purchaser, with Purchaser being the surviving corporation.

In such event, this Agreement shall be deemed appropriately modified to reflect such form of merger.

      Section 7.8 Employee Benefit Plans.

      (a) From and after the Effective Time, the Surviving Corporation and its Subsidiaries will, and Purchaser will cause them to, honor in accordance with their terms, and provide all other benefits under, all existing employment, change in control and severance agreements between the Company or any of its Subsidiaries and any current or former officer, director, consultant or employee of the Company or any of its Subsidiaries ("Covered Employees") to the extent in effect on the date hereof, and, subject to Sections 4.2(d), (e) and
            (f), all benefits or other amounts earned or accrued to the extent vested or that become vested in the ordinary course through the Effective Time under all employee benefit plans of the Company and any of its Subsidiaries, in each case to the extent in effect on the date hereof.

      (b) To the extent that Covered Employees are included in any benefit plan of Purchaser or its Subsidiaries, Purchaser agrees that the Covered Employees shall receive credit under such plan for service prior to the Effective Time with the Company and its Subsidiaries to the same extent such service was counted under similar Company Benefit Plans for purposes of eligibility, vesting or eligibility for retirement (but not for benefit accrual).

      Section 7.9 Access to Information. (a) The Company shall, and shall cause each of its Subsidiaries to, afford to Purchaser and to the officers, employees, accountants, counsel, financial advisors and other Representatives of Purchaser, reasonable access during normal business hours during the period prior to the Effective Time to all their respective offices, properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause its respective Subsidiaries to, furnish promptly to Purchaser
(i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, (ii) any financial and operating data or information and (iii) all other information concerning its business, properties and personnel as such other party may reasonably request. The Company shall instruct its officers, employees, accountants, counsel, financial advisors and other Representatives to cooperate with reasonable requests of Purchaser in its investigation. Except as required by applicable Laws, each of the parties hereto will hold, and will cause its respective officers, employees, accountants, counsel, financial advisors and other Representatives and affiliates to hold, any nonpublic information in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement previously entered into by Purchaser and the Company (the "Confidentiality Agreement"). Notwithstanding any other express or implied agreement, arrangement or understanding to the contrary, except as reasonably necessary to comply with applicable securities laws, any party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all Persons, without limitation of any kind, the "tax treatment" and "tax structure" (as such terms are defined in Treasury Regulation ss.1.6011-4) of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such treatment. This authorization is not intended to permit disclosure of any other information, including, without limitation, (x) any portion of any materials to the extent not related to the tax treatment or tax structure of the transaction, and (y) the identities of participants in the transactions.

      (b) Purchaser shall give prompt notice to the Company of any facts, events or notice received by Purchaser which in any such case would reasonably be expected to cause the Financing to be unavailable by the End Date (as hereinafter defined). The Company shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would reasonably be expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect, (ii) any failure of the Company or Purchaser, as the case may be, to materially comply with or satisfy, or the occurrence or nonoccurrence of any event, the occurrence or nonoccurrence of which would reasonably be expected to cause the failure by such party to materially comply with or satisfy, any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any notice or other communication from any Third Party alleging that the consent of such Third Party is or may be required in connection with the transactions contemplated by this Agreement or any Ancillary Document, (iv) any actions, suits, claims, investigations or proceedings commenced or, to the best of such party's knowledge, threatened against, or affecting such party which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement or which relate to the consummation of the transactions contemplated hereby or by the Ancillary Documents, and (v) the occurrence of any event, development or circumstance which has had or would be reasonably expected to result in a Company Material Adverse Effect or Purchaser Material Adverse Effect, as applicable; provided, however, that the delivery of any notice pursuant to this Section 7.9(b) shall not limit or otherwise affect the remedies available hereunder to the party giving or receiving such notice.

      Section 7.10 Acquisition Proposals; Board Recommendation.

      (a) The Company shall immediately terminate, and shall instruct its and its Subsidiaries' officers, directors, employees, attorneys, accountants, advisors, representatives and agents ("Representatives") to immediately terminate, all existing discussions or negotiations, if any, with any Person conducted heretofore with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal. The Company shall promptly demand that each Person which has heretofore executed a confidentiality agreement with or for the benefit of the Company or any of its Subsidiaries or any of its or their Representatives with respect to such Person's consideration of a possible Acquisition Proposal promptly return or destroy (which destruction shall be certified in writing by such Person to the Company) all confidential information heretofore furnished by the Company or any of its Subsidiaries or any of its or their Representatives to such Person or any of its or their Representatives in accordance with the terms of any confidentiality agreement with such Person. The term "Acquisition Proposal" means any offer or proposal (whether or not in writing) (other than an offer or proposal by or on behalf of Purchaser or its affiliates) for, or any indication of interest in: (i) a transaction pursuant to which any Person or group of Persons acquires or would acquire beneficial ownership of more than 15% of the outstanding voting power of the Company or any of its Subsidiaries, whether from the Company or pursuant to a tender offer, exchange offer or otherwise; (ii) a merger, consolidation, business combination, reorganization, share exchange, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction which would result in any Person (or group of Persons) other than Purchaser, Merger Sub or any of their affiliates (any such Person, a "Third Party") acquiring 15% or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any transaction which would result in a Third Party acquiring 15% or more of the fair market value of the assets (including, without limitation, the capital stock of any Subsidiary of the Company) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Subsidiary of the Company or otherwise); or (iv) any combination of the foregoing.

      (b) From the date of this Agreement until the Effective Time, the Company shall not, and the Company shall cause its Subsidiaries and its and their Representatives not to, (i) solicit or initiate or knowingly encourage or take any other action to facilitate any proposal, inquiry or request that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in substantive discussions or negotiations with, or disclose or provide any non-public information relating to the Company or its Subsidiaries to, or afford access to any of the properties, books or records of the Company or its Subsidiaries to, any Person that has made an Acquisition Proposal or such a proposal, inquiry or request or any of such Person's affiliates or any Subsidiary of the Company or any of its or their Representatives, (iii) except as provided in this Section 7.10 and subject to compliance herewith, enter into any agreement or agreement in principle with any Person that has made an Acquisition Proposal or such a proposal, inquiry or request or any of such Person's affiliates or any Subsidiary of the Company or any of its or their Representatives, or (iv) grant any waiver or release under, or fail to enforce to the maximum extent possible, any standstill or similar agreement by any Person who has made an Acquisition Proposal or such a proposal, inquiry or request; provided, however, that prior to obtaining Stockholder Approval, the Company and its Representatives may take any actions described in clause (ii) of this subsection (b) in respect of a Person that has made an Acquisition Proposal if, but only if, (A) such Person has submitted a written Acquisition Proposal which did not result from a violation by the Company of its obligations under this Section 7.10 and at such time the Company has complied with its obligations under this Section 7.10, and the Company is proceeding in good faith with respect to its obligations under Section 7.2, to the extent applicable, (B) such Person has entered into a confidentiality agreement with the Company on terms that the Company reasonably determines are no less favorable to the Company than the Confidentiality Agreement, (C) such Acquisition Proposal constitutes a Superior Proposal, (D) a majority of the Board has reasonably determined, following consultation with outside counsel which frequently provides advice with respect to the DGCL, that the failure to take such action would result in a failure of the Board to comply with its fiduciary duties imposed by Delaware law, and (E) prior to disclosing or providing any such nonpublic information the Company shall disclose all such information to Merger Sub unless previously provided to Merger Sub. For purposes of this Agreement, a "Superior Proposal" means any written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 100% for purposes of this definition) that a majority of the members of the Board determine in good faith, after consultation with its outside legal counsel and financial advisors (w) provides to the Company's stockholders consideration with a value per share of Common Stock that exceeds the value per share of Common Stock of the consideration provided for in this Agreement (after taking into account any revisions made or proposed by Parent or Merger Sub), (x) would result in a transaction, if consummated, that would be more favorable to the Company's stockholders (taking into account all facts and circumstances, including all legal, financial, regulatory and other aspects of the proposal and the identity of the offeror) than the transactions contemplated hereby, (y) is reasonably likely to be consummated in a timely manner (taking into account all legal, financial, regulatory and other relevant considerations), and (z) is made by a Person or group of Persons who have provided the Company with reasonable evidence that such Person or group has or will have sufficient funds to complete such Acquisition Proposal.

      (c) The Company shall promptly advise Purchaser, telephonically and in writing, of the Company's receipt of any Acquisition Proposal or any proposal, inquiry or request that the Company determines could reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly provide Purchaser, in writing and in reasonable detail, with the terms and conditions of any such Acquisition Proposal, inquiry or request and the identity of the Person making the same, and copies of any written materials received from such Person. The Company shall update Purchaser and Merger Sub in respect of material changes in the status or content of any discussions or negotiations regarding any Acquisition Proposal, and shall promptly inform Purchaser of any change in any of the price, form of consideration or other meaningful terms of any Acquisition Proposal. Promptly upon determination by the Board that an Acquisition Proposal constitutes a Superior Proposal, the Company shall deliver to Purchaser a written notice (a "Notice of Superior Proposal") advising it that the Board has so determined, specifying in reasonable detail the terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal, and providing Purchaser and Merger Sub with copies of all written materials received from such Person and not previously provided.

      (d) The Board has adopted a resolution recommending the adoption of this Agreement by the Company's stockholders (the "Company Recommendation") and, except as provided in the next sentence, the Board shall not withdraw or modify such Company Recommendation. The Board shall be permitted to (i) withdraw or modify in a manner adverse to Purchaser and Merger Sub (or not to continue to make) its recommendation to its stockholders with respect to a Superior Proposal or (ii) cause the Company to enter into an agreement relating to a Superior Proposal if, but only if, (A) a majority of the Board has reasonably determined, following consultation with outside counsel which frequently provides advice with respect to the DGCL, that the failure to take such action would result in a failure of the Board to comply with its fiduciary duties imposed by Delaware law, (B) the Company has given Purchaser and Merger Sub three business days' prior written notice of its intention to withdraw or modify such recommendation or enter into such Agreement, (C) the Company has complied with its obligations under this Section 7.10, and (D) simultaneously with entering into any such agreement, the Company shall pay Purchaser the Termination Fee in accordance with Section
            9.2. Nothing in this Section 7.10 shall prohibit the Company or the Board from taking and disclosing to the stockholders of the Company a position with respect to an Acquisition Proposal by a Third Party to the extent the Company determines to be required under Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act; provided, that unless and until this Agreement is terminated in accordance with
            Section 9.1 hereof, nothing in this sentence shall affect the obligations of the Company or the rights of Purchaser or Merger Sub under any other provision of this Agreement.

      Section 7.11 Transfer Taxes. Purchaser and the Company shall cooperate in the preparation, execution and filing of all returns, applications, questionnaires or other documents, regarding any real property transfer, stamp, recording, documentary, gains, sales, use, value added, stock transfer or other taxes and any other fees and similar taxes which become payable in connection with the Merger (collectively, "Transfer Taxes"). From and after the Effective Time, the Surviving Corporation shall pay or cause to be paid, without deduction or withholding from any amounts payable to the holders of Common Stock, all Transfer Taxes.

      Section 7.12 Financing Obligation. Merger Sub will use its reasonable best efforts to cause the financing contemplated by the Financing Letters, subject to the terms and conditions set forth therein, to be available at the Effective Time; provided, however, that if funds in the amounts set forth in the Bank Commitment Letter or any portion thereof becomes unavailable to Merger Sub on the terms and conditions set forth therein, Purchaser and Merger Sub shall use their reasonable best efforts to obtain the Merger Funds to the extent available on substantially similar terms and conditions as set forth in the Financing Letters, which efforts will include, without limitation, if reasonably required, the investment of up to $20.0 million of equity in addition to the Equity Commitment.

                                  ARTICLE VIII

                                   CONDITIONS

      Section 8.1 Conditions to Each Party's Obligation to Effect the Merger. The obligations of the Company, Purchaser and Merger Sub to consummate the Merger are subject to the satisfaction or waiver of the following conditions:

      (a)   the Stockholder Approval shall have been obtained;

      (b) any applicable waiting period or required approval under the HSR Act, or any other similar applicable Laws required prior to the completion of the Merger shall have expired or been earlier terminated or received; and

      (c) no Governmental Entity of competent authority or jurisdiction shall have issued any Laws or taken any other action then in effect, which restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger; provided, however, that the parties hereto shall use their respective reasonable best efforts to have any such Law or other legal restraint vacated.

      Section 8.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver of the following further conditions:

      (a) (i) Purchaser and Merger Sub shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to the Effective Time, (ii)(A) the representations and warranties of Purchaser and Merger Sub contained in this Agreement that are qualified by reference to materiality or a Purchaser Material Adverse Effect shall be true and correct when made and at and as of the Effective Time, as if made at and as of such time (provided that representations made as of a specific date shall be required to be true and correct as of such date only), (B) the representations and warranties of Purchaser and Merger Sub set forth in Section 6.1, Section 6.2, Section 6.4 and Section 6.7 that are not qualified by Purchaser Material Adverse Effect shall have been true and correct in all material respects when made and at and as of the time of the Effective Time, as if made as of such time (provided that representations made as of a specific date shall be required to be true and correct as of such date only) and (C) all other representations and warranties of Purchaser and Merger Sub shall be true and correct when made and at and as of the Effective Time as if made at and as of such time (provided, that representations made as of a specific date shall be required to be true and correct as of such date only), except where the failure of such representations and warranties to be so true and correct, does not have, and is not reasonably likely to have, a Purchaser Material Adverse Effect and (iii) the Company shall have received a certificate signed by the Chief Executive Officer or President of each of Purchaser and Merger Sub to the foregoing effect;

      (b) Purchaser shall have obtained or made all consents, approvals, actions, orders, authorizations, registrations, declarations, announcements and filings identified on Section 8.2(b) of the Purchaser Disclosure Letter; provided, however, that this condition shall be deemed satisfied if the failure of this condition is due to willful breach by the Company of any of its material covenants in this Agreement; and

      (c) since the date of this Agreement, there shall not have occurred any change, event, occurrence, development or circumstance which, constitutes or could reasonably be expected to result in, a Purchaser Material Adverse Effect.

      Section 8.3 Conditions to Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to consummate the Merger are subject to the satisfaction or waiver of the following further conditions:

      (a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii)(A) the representations and warranties of the Company contained in this Agreement that are qualified by reference to materiality, a Company Material Adverse Effect or a Material Adverse Restriction shall be true and correct when made and at and as of the Effective Time, as if made at and as of such time (provided that representations made as of a specific date shall be required to be true and correct as of such date only), (B) the representations and warranties of the Company set forth in Section 5.1(a), Section 5.2 (other than with respect to the non-applicability of any anti-takeover laws or regulations other than Section 203 of the DGCL), Section 5.4(a), Section 5.5, Section 5.10(g) and Section 5.23 that are not qualified by Company Material Adverse Effect shall have been true and correct in all respects (except for de minimis deviations) when made and at and as of the Effective Time, as if made at and as of such time (provided that representations made as of a specific date shall be required to be true and correct as of such date only), (C) the representations and warranties of the Company set forth in Section 5.3(b), Section 5.4(b), Section 5.6, Section 5.9, Section 5.11, Section 5.19 (except for the last two sentences thereof) and Section 5.20(b) shall have been true and correct in all material respects when made and as of the Effective Time, as if made again at and as of such time, (D) the representations and warranties of the Company set forth in Section 5.10(h) and the last two sentences of Section 5.19 shall have been true and correct when made and as of the Effective Time, as if made again at and as of such time, except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not result in, and is not reasonably likely to result in, a Material Adverse Restriction, and
            (E) all other representations and warranties of the Company shall have been true and correct when made and at and as of the Effective Time as if made at and as of such time (provided, that representations made as of a specific date shall be required to be true and correct as of such date only), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, does not have, and is not reasonably likely to have, a Company Material Adverse Effect and (iii) Purchaser shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect;

      (b) there shall not be pending (i) any action or proceeding by any Governmental Entity before any court or Governmental Entity or (ii) any action or proceeding by any other Person, in any case referred to in clauses (i) and (ii), that has a reasonable likelihood of success seeking to (x) make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Merger or the other transactions contemplated hereby or by the Ancillary Documents or seeking to obtain material damages, (y) restrain or prohibit Purchaser's (including its affiliates) ownership or operation of all or any material portion of the business or assets of the Company (including the Surviving Corporation after the Effective Time) or Subsidiaries or affiliates, or to compel Purchaser or any of its affiliates (including the Surviving Corporation after the Effective Time) to dispose of or hold separate all or any material portion of the business or assets of the Company (including the Surviving Corporation after the Effective Time) or its Subsidiaries, or (z) impose or confirm material limitations on the ability of Purchaser or any of its affiliates (including the Surviving Corporation after the Effective
            Time) to effectively control the business or operations of the Company (including the Surviving Corporation after the Effective
            Time) or any of its Subsidiaries or effectively to exercise full rights of ownership of the Common Stock, including, without limitation, the right to vote any Common Stock acquired or owned by Purchaser or any of its affiliates on all matters properly presented to the holders of Common Stock, and no Governmental Entity or arbitrator shall have issued any judgment, order, decree or injunction, and there shall not be any Law, that, in Purchaser's reasonable judgment, is likely, directly or indirectly, to result in any of the consequences referred to in the preceding clauses (x) through (z); provided, however, that Purchaser shall use its reasonable best efforts to have any such judgment, order, decree or injunction vacated;

      (c) the Company shall have (i) obtained or made all consents, approvals, actions, orders, authorizations, registrations, declarations, announcements and filings identified on Section 8.3(c) of the Company Disclosure Letter; provided, however, that this condition shall be deemed satisfied if the failure of this condition is due to willful breach by Purchaser or Merger Sub of any of its material covenants in this Agreement and (ii) obtained the termination as of the Closing Date of the Management Consulting Services Agreement, dated as of December 18, 1994, by and among Perry Capital Corp., Perry Principals, L.L.C., Bain Capital, Inc. and Fleet Growth Resources, Inc., without any further payment due by, or liability or obligation of, the Company (including its Subsidiaries and successors) thereunder;

      (d) the aggregate number of shares of Common Stock at the Effective Time, the holders of which have demanded appraisal of their shares from the Company in accordance with the provisions of Section 262 of the DGCL, shall not equal 10% or more of the Common Stock outstanding as of the record date for the Stockholder Meeting;

      (e) since the date of this Agreement, there shall not have occurred any change, event, occurrence, development or circumstance which, individually or in the aggregate, constitutes or could reasonably be expected to result in, a Company Material Adverse Effect;

      (f)   the employment and non-competition agreements, as amended, listed on
            Section 8.3(f) of the Company Disclosure Letter shall be in full force and effect and none of such individuals shall be unable or unwilling, absent a breach or default by the Company of his underlying employment and non-competition agreement, to provide his services in accordance with the terms and conditions of his employment and non-competition agreement (as so amended); provided, however, that the condition set forth in this Section 8.3(f) will be deemed to be waived with respect to all persons listed on Section 8.3(f) of the Company Disclosure Letter, except Robert L. Norton, who becomes incapable of performing such services due to the death or "Disability" (as that term is defined in the applicable employment agreement) of such individual;

      (g) at or prior to the Closing, on behalf of holders of Common Stock, the Company shall furnish to Purchaser an affidavit stating, under penalty of perjury, that the Company is not and has not been a United States real property holding corporation at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

      (h) Mr. Norton and the other executives of the Company listed in Section 8.3(h) of the Company Disclosure Letter (to the extent executives, other than Mr. Norton, elect to invest) (the "Investing Executives") shall have invested at least $4.0 million in the aggregate in any combination of (i) common equity of the Purchaser and (ii) preferred equity of the Purchaser; provided, however, that any such Investing Executive shall not invest in any class of preferred equity of the Purchaser in an amount that exceeds an amount equal to (A) such Investing Executive's aggregate investment in the equity of the Purchaser, multiplied by (B) a fraction equal to the amount of equity invested in such class of preferred equity by Persons other than such Investing Executive divided by the aggregate amount of equity invested in the Purchaser by Persons other than the Investing Executives; and

      (i) the Financing or any alternate or substitute financing contemplated by Section 7.12 and the retirement of all of the Company's and its Subsidiaries' indebtedness and the release of any related liens shall have been consummated on terms reasonably acceptable to Merger Sub; provided, however, that the terms of the Financing Letters as of the date hereof shall be deemed to be acceptable to Merger Sub; and provided, further, however, that Purchaser and Merger Sub hereby acknowledge that if the parties to the Financing Letters other than LGP are prepared to fully comply with their respective obligations thereunder to enter into and advance $100 million of funds under the Senior Credit Facilities (as defined in the Bank Commitment Letter) and to enter into the revolving credit facility of $50 million contemplated by the Bank Commitment Letter and either (A) purchase $150 million aggregate principal amount of the Securities (as defined in the Bank Commitment Letter) or (B) make the Bridge Loans (as defined in the Bank Commitment Letter) in the aggregate principal amount of $150 million (as contemplated by the Bank Commitment Letter), the condition set forth in this Section 8.3(i) shall be deemed to have been satisfied.

                                   ARTICLE IX

                         TERMINATION; AMENDMENT; WAIVER

      Section 9.1 Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by written notice, whether before or after the Stockholder Approval shall have been obtained:

      (a) by mutual written agreement of Purchaser and the Company, in each case duly authorized by their respective boards of directors;

      (b)   by either Purchaser or the Company, if:

            (i) the Merger shall not have been consummated by April 15, 2004 (the "End Date"); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement has resulted in the failure of the Merger to occur on or before the End Date;

            (ii) there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited or any ruling, judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction enjoining the Company or Merger Sub from consummating the Merger is entered and the ruling, judgment, injunction, order or decree shall have become final and nonappealable and, prior to that termination, the parties shall have used reasonable efforts to resist, resolve or lift, as applicable, any Law, ruling, judgment, injunction, order or decree; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall not be available to any party whose breach of any provision of this Agreement results in the imposition of such ruling, judgment, injunction, order or decree or the failure of such ruling, judgment, injunction, order or decree to be resisted, resolved or lifted, as applicable; or

            (iii) at the Stockholder Meeting or any adjournment thereof at which this Agreement has been voted upon, the Stockholder Approval shall not have been obtained;

      (c) by the Company, if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Purchaser or Merger Sub set forth in this

            Agreement shall have occurred which would cause any of the conditions set forth in Section 8.2(a) not to be satisfied, and such condition shall either be incapable of being satisfied by the End Date or is not cured within ten business days after notice from the party wishing to terminate; provided, however, that the Company shall not also then be in material breach of this Agreement;

      (d) by Purchaser, if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement shall have occurred which would cause any of the conditions set forth in Section 8.3(a) not to be satisfied, and such condition is either incapable of being satisfied by the End Date or is not cured within ten business days after notice from the party wishing to terminate; provided, however, that Purchaser or Merger Sub shall not also then be in material breach of this Agreement;

      (e) by Purchaser: (i) if the Company shall have breached any of its obligations under Section 7.2 or Section 7.10 of this Agreement; or
            (ii) if the Board shall (A) amend, withdraw, modify, change, condition or qualify the Company Recommendation in a manner adverse to Merger Sub, (B) approve or recommend to the stockholders of the Company an Acquisition Proposal (other than by Purchaser, Merger Sub or their affiliates), (C) approve or recommend that the stockholders of the Company tender their Common Stock in any tender or exchange offer that is an Acquisition Proposal (other than by Purchaser, Merger Sub or their affiliates), or (D) approve a resolution or agree to do any of the foregoing;

      (f) by the Company, if and only if: (i) the Company simultaneously enters into a definitive agreement for a Superior Proposal in accordance with, and has otherwise complied with, the terms of
            Section 7.10 hereof; (ii) the Company has complied with all provisions of Section 7.10, including the notice provisions therein; and (iii) simultaneously with such termination, the Company shall have paid Purchaser the Termination Fee and the Purchaser Termination Expenses (each as defined below) in accordance with
            Section 9.2. With respect to any termination of this Agreement, the term (A) "Termination Fee" means a cash amount equal to $12.5 million and (B) "Purchaser Termination Expenses" means Purchaser's actual and reasonably documented out-of-pocket expenses and fees (including reasonable attorneys' fees) actually incurred by Purchaser, Merger Sub and their respective affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $2.0 million; and

      (g) by the Company, if the condition set forth in Section 8.3(i) shall have conclusively become forever incapable of fulfillment; provided, however, that the Company shall not also then be in material breach of this Agreement.

      The party desiring to terminate this Agreement pursuant to Sections 9.1(b) through 9.1(g) shall give written notice of such termination to the other party in accordance with Section 10.2; provided, that no such termination by the Company shall be effective unless and until the

Company shall have paid the Termination Fee and/or Purchaser Termination Expenses, if any, required to be paid by it pursuant to Section 9.2; provided, further, that no such termination by Purchaser or Merger Sub shall be effective unless and until Purchaser shall have paid any Company Termination Expenses required to be paid by it pursuant to Section 9.2(c). With respect to any termination of this Agreement, the term "Company Termination Expenses" means the Company's actual and reasonably documented out-of-pocket expenses and fees (including reasonable attorneys' fees) actually incurred by the Company and its affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which amount shall not be greater than $2.0 million.

      Section 9.2 Effect of Termination.

      (a) In the event of termination of this Agreement by either the Company or Merger Sub as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Company or Merger Sub or their respective Subsidiaries, officers or directors except (i) with respect to
            Section 7.4, Section 7.9, this Section 9.2 and Article X and (ii) with respect to any liabilities for damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement or any Ancillary Document; provided, however, that in the event this Agreement is terminated by Purchaser other than as a result of a willful and material breach by the Company and the Termination Fee and Purchaser Termination Expenses are paid pursuant to Section 9.2(b), then Purchaser's right to such payment will be the sole and exclusive remedy of Purchaser and Merger Sub hereunder.

      (b) Notwithstanding any other provision of this Agreement, the Company and Purchaser agree that: (i) if this Agreement is terminated pursuant to Section 9.1(e) or Section 9.1(f) then the Company shall immediately pay to Purchaser the Termination Fee and Purchaser Termination Expenses; (ii) if this Agreement is terminated pursuant to (A) Section 9.1(b)(i) (provided, that at the time of such termination pursuant to Section 9.1(b)(i), the condition precedent in Section 8.1(b) shall have been satisfied and the reason for the Closing not having previously occurred shall not be the failure to satisfy the condition precedent set forth in Section 8.2 through no fault of the Company) or (B) Section 9.1(b)(iii), then, in the event that, prior to such termination, any Third Party shall have publicly made, proposed, communicated or disclosed an intention to make an Acquisition Proposal, or such Acquisition Proposal becomes publicly known, and within 12 months following such termination the Company enters into a definitive agreement with respect to an Acquisition Proposal, then the Company shall immediately pay to Purchaser the Termination Fee and Purchaser Termination Expenses; and (iii) if (A) this Agreement is terminated pursuant to Section 9.1(d), (B) no Termination Fee has been paid by the Company to Purchaser, and (C) within 12 months following such termination the Company enters into a definitive agreement with respect to an Acquisition Proposal, then, the Company shall immediately pay to Purchaser the Termination Fee and Purchaser Termination Expenses upon the entry into such definitive agreement.

      (c) Without duplication of any payments made pursuant to Section 9.2(b), in the event that this Agreement is terminated prior to the Effective Time pursuant to Section 9.1(b)(iii) or 9.1(d) or as a consequence of the failure or non-waiver of any of the conditions set forth in Section 8.3(a), 8.3(c) or 8.3(e), then the Company shall pay Purchaser an amount equal to the Purchaser Termination Expenses. In the event that this Agreement is terminated prior to the Effective Time pursuant to Section 9.1(c) or as a consequence of the failure or non-waiver of any of the conditions set forth in
            Section 8.2(a) or 8.2(c), then Purchaser shall pay the Company an amount equal to the Company Termination Expenses.

      (d) Notwithstanding anything in this Section 9.2 to the contrary, the Company shall not be required to pay any Termination Fee or Termination Expenses to Purchaser in the event this Agreement is terminated by Purchaser as a result of the condition in Section 8.3(f) or Section 8.3(h) becoming incapable of being satisfied due to the death or "Disability" (as that term is defined in the applicable employment agreement) of the applicable individuals party to the agreements referenced therein.

                                   ARTICLE X

                               GENERAL PROVISIONS

      Section 10.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

      Section 10.2 Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (with a confirmatory copy sent by overnight courier), by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

       If to Purchaser or Merger Sub:               If to the Company:

       Mercury Man Holdings Corporation
       11111 Santa Monica Blvd.                     FTD, Inc.
       Suite 2000                                   3113 Woodcreek Drive
       Los Angeles, CA 90025                        Chicago, IL 60515
       Facsimile: (310) 954-0404                    Facsimile: (630) 719-6183
       Attention: John M. Baumer                    Attention: Robert L. Norton

       With a copy to:                              With a copy to:

       Latham & Watkins LLP
       885 Third Avenue                             Jones Day
       New York, NY  10022                          77 West Wacker Drive
       Facsimile: (212) 751-4864                    Chicago, Illinois 60601
       Attention: Howard Sobel                      Facsimile: (312) 782-8585
                  James P. Beaubien                 Attention: Timothy J. Melton
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

      Section 10.3 Amendment. Any provision of this Agreement may be amended or waived prior to the Effective Time, if, and only if, the amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Purchaser and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective.

      Section 10.4 Extension; Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts of such party and
(b) waive any inaccuracies in the representations and warranties of such party contained herein or in any document delivered pursuant hereto. No such extension or waiver shall be deemed or construed as a continuing extension or waiver on any occasion other than the one on which such extension or waiver was granted or as an extension or waiver with respect to any provision of this Agreement not expressly identified in such extension or waiver on the same or any other occasion. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

      Section 10.5 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of
Section 7.6 and Section 7.8, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

      Section 10.6 Entire Agreement. This Agreement, the Confidentiality Agreement, the Company Disclosure Letter, the Purchaser Disclosure Letter, the Exhibits hereto, the Ancillary Documents, the letter, dated the date hereof, between the Company and LGP and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.

      Section 10.7 Fees and Expenses. Except as otherwise provided herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

      Section 10.8 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to its rules of conflict of laws. Each of the Company, Purchaser and Merger Sub hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Court of Chancery of the State of

Delaware, County of New Castle and of the United States of America located in the District of Delaware (collectively, the "Delaware Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in an inconvenient forum.

      Section 10.9 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

      Section 10.10 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

      Section 10.11 Interpretation. In this Agreement (including Exhibit A to this Agreement, the Company Disclosure Letter and the Purchaser Disclosure Letter), unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." As used in this Agreement, (a) the words "Subsidiary," "affiliate" and "associate" shall have the meanings ascribed thereto in Rule 12b-2 under the Exchange Act, (b) "Person" means an individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including any Governmental Entity, (c) "business day" means any day other than Saturday, Sunday or any other day on which banks in the City of New York are required or permitted to close, and (d) "knowledge" means the actual knowledge, after due inquiry, of any executive officer of the Company or Purchaser, as the case may be.

      Section 10.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      Section 10.13 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity. The prevailing party in any judicial action shall be entitled to receive from the other party reimbursement for the prevailing party's reasonable attorneys' fees and disbursements, and court costs.

      Section 10.14 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

      Section 10.15 Obligation of Purchaser. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Purchaser to cause Merger Sub to take such action.

                            (Signature Page Follows)

      IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                        MERCURY MAN HOLDINGS CORPORATION

                                        By:________________________________
                                            Name:
                                            Title:


                                        NECTAR MERGER CORPORATION

                                        By:________________________________
                                            Name:
                                            Title:


                                        FTD, INC.

                                        By:________________________________
                                            Name:
                                            Title: